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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank T.A.S.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FILE NO. 82- 34825

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 3/18/08

ARIS
12-31-07

**CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b OF SECTION THREE**

AKBANK T.A.Ş.

**PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT
AT 31 DECEMBER 2007**

Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF THE INDEPENDENT AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.;

We have audited the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 31 December 2007 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the financial statements.

Disclosure for the Responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for selecting and applying appropriate accounting policies in compliance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents published on the Official Gazette No. 26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and other regulations, interpretations and circulars published or declared by the Banking Regulation and Supervision Agency ("the BRSA") on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. Our independent audit has been implemented in accordance with the Regulation on Authorisation and Activities of Institutions to Conduct Independent Audit in Banks published on the Official Gazette No 26333 dated 1 November 2006. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements; the selection of these audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting process into consideration and assessing the appropriateness of the applied accounting policies. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion stated below.

PRICEWATERHOUSECOOPERS

Independent Auditors' Opinion:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 31 December 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411 and other regulations, communiques, interpretations and circulars published by the BRSA on accounting and financial reporting principles.

Additional Paragraph For Convenience Translation:

Without qualifying our opinion, we draw your attention to the following matter:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers



Adnan Nas, YMM

Istanbul, 15 February 2008

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b IN SECTION THREE

THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 DECEMBER 2007

Address : Sabancı Center 34330, 4. Levent / Istanbul
Telephone : (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE GROUP
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON INDEPENDENT AUDITOR'S REPORT

Investments in associates, joint ventures, direct and indirect subsidiaries whose financial statements have been consolidated in this reporting package are as follows:

	Subsidiaries	Investments in Associates	Joint Ventures
1.	Ak Finansal Kiralama A.Ş.	-	-
2.	Ak Yatırım Menkul Değerler A.Ş.	-	-
3.	Akbank N.V.	-	-
4.	Akbank AG	-	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying audited consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, relating appendices and interpretations on these, and are independently audited.

15 February 2008

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	K. Atıl ÖZUS	Emine T. ÇEPPİOĞLU
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Manager

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title : Emine T. ÇEPPİOĞLU / Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION ONE

GENERAL INFORMATION ABOUT THE GROUP

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic ("T.C."). The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 31 December 2007, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2006: 32%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Bülent ADANIR	Managing Director	Graduate
	Özen GÖKSEL	Member	Undergraduate
	Sir Winfried Franz Wilhelm BISCHOFF	Member	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	Zafer KURTUL	President and CEO	Graduate
President and CEO:	Zafer KURTUL	President and CEO	Graduate
Director of Internal Audit:	Eyüp ENGİN	Head of Internal Audit	Undergraduate

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS (CONTINUED):

Executive Vice Presidents:	Hayri ÇULHACI	Strategy and Corporate Communication	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans Follow Up	Undergraduate
	Ziya AKKURT	Corporate Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Ferda BESLİ	Commercial Banking	Undergraduate
	Ahmet Fuat AYLA	Corporate and Commercial Loans	Undergraduate
	Halit Haydar YILDIZ	Retail Loans	Graduate
	Hülya KEFELİ	International Banking	Undergraduate
	K. Atıl ÖZUS	Financial Coordination	Undergraduate
	A. Galip TÖZGE	Retail Branch Administration	Graduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Aydın GÜNTER	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

IV. INFORMATION ON SHAREHOLDERS HAVING CONTROL SHARES

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	941.384	31,38%	941.384	-
Citibank Overseas Investment Corporation	600.000	20,00%	600.000	-

As explained in Note V.b of Section Five, as of 9 January 2007, Citigroup Inc. became 20% shareholder of the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and AvivaSA Emeklilik ve Hayat A.Ş. As of 31 December 2007, the Bank has 715 branches dispersed throughout the country and 1 branch operating abroad (31 December 2006: 682 branches and 1 branch operating abroad). As of 31 December 2007, the Bank employed 13.513 people (31 December 2006: 12.333).

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş. and together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

As at 31 December 2007, the Group employed 13.820 people (31 December 2006: 12.650).

AKBANK T.A.S.

I. CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	ASSETS	Note	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	**402.714**	**2.359.742**	**2.762.456**	**1.494.836**	**3.062.533**	**4.557.369**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)**	(I-b)	**86.253**	**4.808.880**	**4.895.133**	**111.019**	**6.593.265**	**6.704.284**
2.1	Trading Financial Assets		51.853	4.761.998	4.813.851	84.101	6.524.360	6.608.461
2.1.1	Government Debt Securities		45.965	4.761.998	4.807.963	36.336	6.524.360	6.560.696
2.1.2	Share Certificates		4.637	-	4.637	47.273	-	47.273
2.1.3	Other Marketable Securities		1.251	-	1.251	492	-	492
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		34.400	46.882	81.282	26.918	68.905	95.823
III.	**BANKS**	(I-c)	**26.470**	**1.543.695**	**1.570.165**	**31.002**	**2.789.563**	**2.820.565**
IV.	**MONEY MARKETS**		**2.547**	-	**2.547**	**9**	-	**9**
4.1	Interbank Money Market Placements		-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		2.547	-	2.547	9	-	9
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	**16.765.191**	**4.217.440**	**20.982.631**	**11.037.037**	**3.464.256**	**14.501.293**
5.1	Share Certificates		6.721	110	6.831	5.521	110	5.631
5.2	Government Debt Securities		16.758.470	4.131.310	20.889.780	11.031.516	3.412.308	14.443.824
5.3	Other Marketable Securities		-	86.020	86.020	-	51.838	51.838
VI.	**LOANS**	(I-e)	**25.764.399**	**14.117.729**	**39.882.128**	**19.717.755**	**10.594.895**	**30.312.650**
6.1	Loans		25.764.399	14.117.729	39.882.128	19.717.755	10.594.895	30.312.650
6.1.1	Loans to Bank's Risk Group		267.057	668.453	935.510	105.485	627.977	733.462
6.1.2	Other		25.497.342	13.449.276	38.946.618	19.612.270	9.966.918	29.579.188
6.2	Loans under Follow-up		961.981	45.647	1.007.628	564.306	31.498	595.804
6.3	Specific Provisions (-)		961.981	45.647	1.007.628	564.306	31.498	595.804
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	-	-	-
8.1	Government Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	-	-	-
9.2.1	Financial Investments in Associates		-	-	-	-	-	-
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**22.762**	**36**	**22.798**	**18.225**	**34**	**18.259**
10.1	Unconsolidated Financial Subsidiaries		22.762	36	22.798	18.225	34	18.259
10.2	Unconsolidated Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	(I-i)	**209.186**	**440.310**	**649.496**	**179.321**	**307.892**	**487.213**
12.1	Financial Lease Receivables		267.601	500.480	768.081	230.797	346.825	577.622
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		58.415	60.170	118.585	51.476	38.933	90.409
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**		-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**	(I-j)	**708.868**	**5.970**	**714.838**	**704.618**	**6.197**	**710.815**
XV.	**INTANGIBLE ASSETS (Net)**	(I-k)	**47.465**	**181**	**47.646**	**34.696**	**140**	**34.836**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		47.465	181	47.646	34.696	140	34.836
XVI.	**INVESTMENT PROPERTY (Net)**		-	-	-	-	-	-
XVII.	**TAX ASSET**		**16.339**	**1.519**	**17.858**	**1.736**	**192**	**1.928**
17.1	Current Tax Asset		-	-	-	-	-	-
17.2	Deferred Tax Asset	(I-m)	16.339	1.519	17.858	1.736	192	1.928
XVIII.	**PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)**	(I-n)	**3.650**	-	**3.650**	**3.279**	-	**3.279**
18.1	Held for Sale Purpose		3.650	-	3.650	3.279	-	3.279
18.2	Related to Discontinued Operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(I-o)	**487.667**	**64.022**	**551.689**	**100.364**	**67.287**	**167.651**
	TOTAL ASSETS		**44.543.511**	**27.559.524**	**72.103.035**	**33.433.897**	**26.886.254**	**60.320.151**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.S.

I. CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	LIABILITIES	Note (Section Five)	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(II-a)	**25.318.894**	**18.315.727**	**43.634.621**	**19.195.667**	**16.763.054**	**35.958.721**
1.1	Deposits of Bank's Risk Group		534.308	698.227	1.232.535	514.236	371.058	885.294
1.2	Other		24.784.586	17.617.500	42.402.086	18.681.431	16.391.996	35.073.427
II.	**TRADING DERIVATIVE FINANCIAL LIABILITIES**	(II-b)	**56.840**	**48.751**	**105.591**	**16.756**	**48.429**	**65.185**
III.	**BORROWINGS**	(II-c)	**174.727**	**9.316.394**	**9.491.121**	**158.642**	**9.780.152**	**9.938.794**
IV.	**MONEY MARKETS**		**4.439.577**	**498.125**	**4.937.702**	**4.962.118**	**317.174**	**5.279.292**
4.1	Funds from Interbank Money Market		25.012	129.011	154.023	41.064	-	41.064
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		4.414.565	369.114	4.783.679	4.921.054	317.174	5.238.228
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower Funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**935.032**	**21.044**	**956.076**	**770.193**	**27.446**	**797.639**
VIII.	**OTHER LIABILITIES**	(II-d)	**1.373.297**	**114.020**	**1.487.317**	**293.949**	**178.761**	**472.710**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**		-	-	-	-	-	-
10.1	Financial Lease Payables		-	-	-	-	-	-
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		-	-	-	-	-	-
XI.	**HEDGING DERIVATIVE FINANCIAL LIABILITIES**		-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-e)	**409.213**	**115.208**	**524.421**	**358.323**	**15.972**	**374.295**
12.1	General Loan Loss Provision		187.190	106.435	293.625	181.240	12.138	193.378
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		63.383	-	63.383	55.051	-	55.051
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		158.640	8.773	167.413	122.032	3.834	125.866
XIII.	**TAX LIABILITY**	(II-f)	**285.134**	**48.598**	**333.732**	**201.222**	**47.707**	**248.929**
13.1	Current Tax Liability		285.134	8.854	293.988	200.392	4.788	205.180
13.2	Deferred Tax Liability		-	39.744	39.744	830	42.919	43.749
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)**		-	-	-	-	-	-
14.1	Held for Sale Purpose		-	-	-	-	-	-
14.2	Related to Discontinued Operations		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-g)	**10.658.724**	**(26.270)**	**10.632.454**	**7.167.159**	**17.427**	**7.184.586**
16.1	Paid-in capital		3.000.000	-	3.000.000	2.200.000	-	2.200.000
16.2	Capital Reserves		3.813.171	(26.270)	3.786.901	2.055.460	17.427	2.072.887
16.2.1	Share Premium		1.700.000	-	1.700.000	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Differences	(II-h)	207.279	(26.270)	181.009	(146.435)	17.427	(129.008)
16.2.4	Property and Equipment Revaluation Differences		-	-	-	-	-	-
16.2.5	Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-
16.2.6	Revaluation Differences of Investment Properties		-	-	-	-	-	-
16.2.7	Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.8	Hedging Funds (Effective portion)		-	-	-	-	-	-
16.2.9	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.10	Other Capital Reserves		1.905.892	-	1.905.892	2.201.895	-	2.201.895
16.3	Profit Reserves		1.821.178	-	1.821.178	1.223.505	-	1.223.505
16.3.1	Legal Reserves		526.433	-	526.433	382.801	-	382.801
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		1.310.787	-	1.310.787	816.263	-	816.263
16.3.4	Other Profit Reserves		(16.042)	-	(16.042)	24.441	-	24.441
16.4	Income or (Loss)		2.024.136	-	2.024.136	1.586.124	-	1.586.124
16.4.1	Prior Years' Income or (Loss)		(16.524)	-	(16.524)	5.979	-	5.979
16.4.2	Current Year Income or (Loss)		2.040.660	-	2.040.660	1.580.145	-	1.580.145
16.5	Minority Interest	(II-i)	239	-	239	102.070	-	102.070
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**43.651.438**	**28.451.597**	**72.103.035**	**33.124.029**	**27.196.122**	**60.320.151**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

II. CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSE ITEMS	Note (Section Five)	CURRENT PERIOD (01/01-31/12/2007)	PRIOR PERIOD (01/01-31/12/2006)
I.	**INTEREST INCOME**	(III-a)	**8.798.972**	**6.862.617**
1.1	Interest on loans	(III-a-1)	5.318.792	4.049.394
1.2	Interest Received from Reserve Requirements		29.509	18.648
1.3	Interest Received from Banks	(III-a-2)	292.962	246.704
1.4	Interest Received from Money Market Transactions		18.337	2.693
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	3.028.796	2.481.409
1.5.1	Trading Financial Assets		392.412	553.486
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-
1.5.3	Available-for-sale Financial Assets		2.636.384	1.893.201
1.5.4	Held to maturity Investments		-	34.722
1.6	Financial Lease Income		72.939	49.295
1.7	Other Interest Income		37.637	14.474
II.	**INTEREST EXPENSE**	(III-b)	**5.423.042**	**4.191.859**
2.1	Interest on Deposits	(III-b-3)	4.038.937	3.232.697
2.2	Interest on Funds Borrowed	(III-b-1)	573.517	517.235
2.3	Interest Expense on Money Market Transactions		783.461	431.945
2.4	Interest on Securities Issued		-	-
2.5	Other Interest Expenses		27.127	9.982
III.	**NET INTEREST INCOME (I - II)**		**3.375.930**	**2.670.758**
IV.	**NET FEES AND COMMISSIONS INCOME**		**984.123**	**801.368**
4.1	Fees and Commissions Received		1.211.730	1.001.764
4.1.1	Non-cash Loans		46.541	42.819
4.1.2	Other		1.165.189	958.945
4.2	Fees and Commissions Paid		227.607	200.396
4.2.1	Non-cash Loans		136	798
4.2.2	Other		227.471	199.598
V.	**DIVIDEND INCOME**	(III-c)	**11.496**	**9.171**
VI.	**TRADING INCOME/(LOSS) (Net)**	(III-d)	**150.626**	**70.453**
6.1	Trading Gains / (Losses) on Securities		(15.917)	151.848
6.2	Foreign Exchange Gains / (Losses)		166.543	(81.395)
VII.	**OTHER OPERATING INCOME**	(III-e)	**511.460**	**473.944**
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		**5.033.635**	**4.025.694**
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)**	(III-f)	**735.948**	**438.707**
X.	**OTHER OPERATING EXPENSES (-)**	(III-g)	**1.772.672**	**1.649.179**
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		**2.525.015**	**1.937.808**
XII.	**EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER**		-	-
XIII.	**INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD**		-	-
XIV.	**INCOME/(LOSS) ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAX FROM CONTINUED OPERATIONS (XI+...+XIV)**		**2.525.015**	**1.937.808**
XVI.	**TAX PROVISION FOR CONTINUED OPERATIONS (±)**	(III-i)	**484.586**	**353.267**
16.1	Current Tax Provision		504.897	359.282
16.2	Deferred Tax Provision		(20.311)	(6.015)
XVII.	**CURRENT YEAR PROFIT/LOSS FROM CONTINUED OPERATIONS (XV±XVI)**		**2.040.429**	**1.584.541**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from Non-current Assets Held for Resale		-	-
18.2	Profit from Sales of Associates, Subsidiaries and Joint Ventures		-	-
18.3	Income from Other Discontinued Operations		-	-
XIX	**EXPENSES FOR DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses for Non-current Assets Held for Resale		-	-
19.2	Loss from Sales of Associates, Subsidiaries and Joint Ventures		-	-
19.3	Expenses for Other Discontinued Operations		-	-
XX	**PROFIT/LOSS BEFORE TAX FROM DISCONTINUED OPERATIONS (XVIII-XIX)**		-	-
XXI.	**TAX PROVISION FOR DISCONTINUED OPERATIONS (±)**		-	-
21.1	Current Tax Provision		-	-
21.2	Deferred Tax Provision		-	-
XXII.	**CURRENT YEAR PROFIT/LOSS FROM DISCONTINUED OPERATIONS (XX±XXI)**		-	-
XXIII.	**NET INCOME/(LOSS) (XVII+XXII)**		**2.040.429**	**1.584.541**
23.1	**Income/(Loss) from the Group**		**2.040.660**	**1.580.145**
23.2	Income/(Loss) from Minority Interest	(III-h)	(231)	4.396
	Earnings/(Loss) per share (in YTL full)		0,00680	0,00575

The accompanying explanations and notes form an integral part of these financial statements.

III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS (I+II+III)			18.008.552	16.182.268	34.190.820	11.689.190	13.697.734	25.386.924
I.	GUARANTEES AND WARRANTIES	(IV-e-2, 3)	2.672.045	2.507.839	5.179.884	2.108.369	1.820.575	3.928.944
1.1.	Letters of Guarantee		2.516.552	1.262.181	3.778.733	2.065.260	931.754	2.997.014
1.1.1.	Guarantees Subject to State Tender Law		230.606	316.102	546.708	265.749	112.395	378.144
1.1.2.	Guarantees Given for Foreign Trade Operations		-	235.298	235.298	-	334.340	334.340
1.1.3.	Other Letters of Guarantee		2.285.946	710.781	2.996.727	1.799.511	485.019	2.284.530
1.2.	Bank Acceptances		15	46.842	46.857	15	60.799	60.814
1.2.1.	Import Letter of Acceptance		15	46.842	46.857	15	60.799	60.814
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		16	1.176.916	1.176.932	162	779.139	779.301
1.3.1.	Documentary Letters of Credit		16	1.097.186	1.097.202	162	712.626	712.788
1.3.2.	Other Letters of Credit		-	79.730	79.730	-	66.513	66.513
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		22.825	9.796	32.621	25.882	38.475	64.357
1.9.	Other Collaterals		132.637	12.104	144.741	17.050	10.408	27.458
II.	COMMITMENTS	(IV-e-1)	10.664.659	3.361.079	14.025.738	6.972.321	586.075	7.558.396
2.1.	Irrevocable Commitments		10.664.659	3.361.079	14.025.738	6.972.321	586.075	7.558.396
2.1.1.	Asset Purchase Commitments		56.594	400.913	457.507	34.255	279.474	313.729
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		2.780.673	2.921.787	5.702.460	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1.737.614	-	1.737.614	1.599.262	-	1.599.262
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		6.001.065	-	6.001.065	5.233.690	271.785	5.505.475
2.1.10.	Promotion Commitments for Credit Cards and Banking Services		34.405	-	34.405	50.880	-	50.880
2.1.11.	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12.	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.13.	Other Irrevocable Commitments		54.308	38.379	92.687	54.234	34.816	89.050
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	DERIVATIVE FINANCIAL INSTRUMENTS	(IV-b)	4.671.848	10.313.350	14.985.198	2.608.500	11.291.084	13.899.584
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		4.671.848	10.313.350	14.985.198	2.608.500	11.291.084	13.899.584
3.2.1	Forward Foreign Currency Buy/Sell Transactions		158.599	347.609	506.208	302.672	1.167.020	1.469.692
3.2.1.1	Forward Foreign Currency Transactions-Buy		75.766	185.434	261.200	131.215	580.816	712.031
3.2.1.2	Forward Foreign Currency Transactions-Sell		82.833	162.175	245.008	171.457	586.204	757.661
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		4.077.834	9.484.969	13.562.803	2.101.000	9.898.653	11.999.653
3.2.2.1	Foreign Currency Swap-Buy		72.669	2.421.573	2.494.242	-	3.191.546	3.191.546
3.2.2.2	Foreign Currency Swap-Sell		75.165	2.414.260	2.489.425	1.000	3.179.723	3.180.723
3.2.2.3	Interest Rate Swap-Buy		1.965.000	2.324.568	4.289.568	1.050.000	1.763.692	2.813.692
3.2.2.4	Interest Rate Swap-Sell		1.965.000	2.324.568	4.289.568	1.050.000	1.763.692	2.813.692
3.2.3	Foreign Currency, Interest rate and Securities Options		388.433	448.861	837.294	135.952	189.349	325.301
3.2.3.1	Foreign Currency Options-Buy		190.849	227.402	418.251	68.774	93.948	162.722
3.2.3.2	Foreign Currency Options-Sell		197.584	221.459	419.043	67.178	95.401	162.579
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		27.578	26.103	53.681	37.951	36.062	74.013
3.2.4.1	Foreign Currency Futures-Buy		27.574	3	27.577	37.951	-	37.951
3.2.4.2	Foreign Currency Futures-Sell		4	26.100	26.104	-	36.062	36.062
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		19.404	5.808	25.212	30.925	-	30.925
B. CUSTODY AND PLEDGES RECEIVED (IV+V+VI)			52.449.723	7.928.625	60.378.348	37.227.920	7.628.902	44.856.822
IV.	ITEMS HELD IN CUSTODY		18.218.572	1.659.130	19.877.702	16.642.279	2.174.440	18.816.719
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		15.029.013	625.272	15.654.285	12.668.862	888.595	13.557.457
4.3.	Cheques Received for Collection		1.944.996	21.412	1.966.408	1.649.016	28.667	1.677.683
4.4.	Commercial Notes Received for Collection		1.011.845	423.149	1.434.994	858.797	472.319	1.331.116
4.5.	Other Assets Received for Collection		-	197	197	-	241	241
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		232.718	588.357	821.075	1.465.604	783.329	2.248.933
4.8.	Custodians		-	743	743	-	1.289	1.289
V.	PLEDGES RECEIVED		32.011.296	6.215.542	38.226.838	18.275.787	5.373.930	23.649.717
5.1.	Marketable Securities		1.904.661	155.821	2.060.482	1.283.227	1.265.985	2.549.212
5.2.	Guarantee Notes		987.443	103.327	1.090.770	915.954	144.071	1.060.025
5.3.	Commodity		79	45.718	45.797	394	75.689	76.083
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovable		16.526.555	4.340.986	20.867.541	8.482.761	2.642.335	11.125.096
5.6.	Other Pledged Items		12.592.558	1.569.690	14.162.248	7.593.451	1.245.850	8.839.301
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES		2.219.855	53.953	2.273.808	2.309.854	80.532	2.390.386
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		70.458.275	24.110.893	94.569.168	48.917.110	21.326.636	70.243.746

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

IV. STATEMENT OF INCOME AND EXPENSES ACCOUNTED UNDER CONSOLIDATED SHAREHOLDERS' EQUITY AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSES ACCOUNTED UNDER SHAREHOLDERS' EQUITY	Note	CURRENT PERIOD (31/12/2007)	PRIOR PERIOD (31/12/2006)
I.	ADDITIONS TO MARKETABLE SECURITIES VALUATION DIFFERENCES FROM AVAILABLE FOR SALE FINANCIAL ASSETS		391.666	(404.955)
II.	PROPERTY AND EQUIPMENT REVALUATION DIFFERENCES		-	-
III.	INTANGIBLE FIXED ASSETS REVALUATION DIFFERENCES		-	-
IV.	FOREIGN EXCHANGE DIFFERENCES FROM FOREIGN CURRENCY TRANSACTIONS		-	-
V.	PROFIT/LOSS FROM CASH FLOW HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes)		-	-
VI.	PROFIT/LOSS FROM FOREIGN INVESTMENT HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes)		-	-
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICY AND ADJUSTMENT OF ERRORS		-	-
VIII.	OTHER INCOME/EXPENSE ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS		-	-
IX.	TAX RELATED TO VALUATION DIFFERENCES		(65.277)	67.492
X.	NET INCOME/EXPENSE DIRECTLY ACCOUNTED UNDER SHAREHOLDERS' EQUITY (I+II+...+IX)		326.389	(337.463)
XI.	CURRENT YEAR INCOME / LOSS		16.372	63.747
1.1	Net Change in Fair Value of Marketable Securities (Transfer to Profit/Loss)		16.372	63.747
1.2	Part of Cash Flow Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement		-	-
1.3	Part of Foreign Investment Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement		-	-
1.4	Other		-	-
XII.	TOTAL ACCOUNTED INCOME / LOSS RELATED TO CURRENT PERIOD (X±XI)		310.017	(401.210)

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

V. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	Note (Section Five)	Paid-in Capital	Adjustment to Share Capital(*)	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Marketable Securities Value Increase Fund	Revaluation Fund	Bonus Shares from Invest. in Ass., Subs. and J.V.	Hedging Transactions	Val. Chan. in Prop. and Eq. HFS Purp./ Disc. Opr.	Total Equity Except from Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD (31/12/2006)																			
I. Period Opening Balance		1.800.005	2.401.893	-	-	259.712	-	197.302	(25.805)	1.489.668	(1.191)	272.202	-	-	-	-	6.393.786	112.218	6.506.004
II. Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1 Effects of Errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2 Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. New Balance (I+II)		1.800.005	2.401.893	-	-	259.712	-	197.302	(25.805)	1.489.668	(1.191)	272.202	-	-	-	-	6.393.786	112.218	6.506.004
Changes in the period																			-
IV. Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Marketable Securities Valuation Differences		-	-	-	-	-	-	-	-	-	-	(401.210)	-	-	-	-	(401.210)	-	(401.210)
VI. Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1 Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2 Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Property and Equipment Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Foreign Exchange Differences		-	-	-	-	-	-	-	50.246	-	-	-	-	-	-	-	50.246	14.014	64.260
XI. Changes due to the Disposal of Assets		-	-	-	-	-	-	(117.516)	-	-	-	-	117.516	-	-	-	-	(12.531)	(12.531)
XII. Changes due to the Reclassification of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Effects of Changes in Equity of Investments in Associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Capital Increase		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	-	(117.516)	-	-	-	-	-	-
14.1 Cash Increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2 Internal Resources		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	-	(117.516)	-	-	-	-	-	-
XV. Share Premium		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Share Cancellation Profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Paid-in Capital Inflation Adjustment Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX. Current Year Income or (Loss)		-	-	-	-	-	-	-	-	1.580.145	-	-	-	-	-	-	1.580.145	4.396	1.584.541
XX. Profit distribution		-	-	-	-	123.089	-	818.958	-	(1.489.668)	7.170	-	-	-	-	-	(540.451)	(16.027)	(556.478)
20.1 Dividends paid		-	-	-	-	123.089	-	818.958	-	(540.451)	7.170	-	-	-	-	-	408.766	(16.027)	392.739
20.2 Transfers to Reserves		-	-	-	-	-	-	-	-	(949.217)	-	-	-	-	-	-	(949.217)	-	(949.217)
20.3 Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period End Balance (III+IV+V+......+XVIII+XIX+XX)		2.200.000	2.201.895	-	-	382.001	-	816.263	24.441	1.580.145	5.979	(129.008)	-	-	-	-	7.082.516	102.070	7.184.586
CURRENT PERIOD (31/12/2007)																			
I. Prior Period End Balance		2.200.000	2.201.895	-	-	382.001	-	816.263	24.441	1.580.145	5.979	(129.008)	-	-	-	-	7.082.516	102.070	7.184.586
Changes in the period																			
II. Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Marketable Securities Valuation Differences	(II-h),(V-f)	-	-	-	-	-	-	-	-	-	-	310.017	-	-	-	-	310.017	-	310.017
IV. Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1 Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2 Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Property and Equipment Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Intangible Fixed Assets Revaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Foreign Exchange Differences	(V-e)	-	-	-	-	-	-	-	(40.483)	-	-	-	-	-	-	-	(40.483)	-	(40.483)
IX. Changes due to the Disposal of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(99.138)	(99.138)
X. Changes due to the Reclassification of Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Effects of Changes in Equity of Investments in Associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital Increase	(V-b), (V-d)	800.000	(296.003)	-	-	-	-	(296.002)	-	-	-	-	(7.995)	-	-	-	200.000	-	200.000
12.1 Cash Increase		200.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
12.2 Internal Resources		600.000	(296.003)	-	-	-	-	(296.002)	-	-	-	-	(7.995)	-	-	-	-	-	-
XIII. Share Premium		-	-	1.700.000	-	-	-	-	-	-	-	-	-	-	-	-	1.700.000	-	1.700.000
XIV. Share Cancellation Profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Paid-in Capital Inflation Adjustment Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Current Year Income or (Loss)		-	-	-	-	-	-	-	-	2.040.660	-	-	-	-	-	-	2.040.660	(231)	2.040.429
XVIII. Profit distribution	(V-c)	-	-	-	-	143.632	-	790.526	-	(1.580.145)	(22.503)	-	7.995	-	-	-	(660.495)	(2.462)	(662.957)
18.1 Dividends paid		-	-	-	-	-	-	-	-	(660.495)	-	-	-	-	-	-	(660.495)	(2.462)	(662.957)
18.2 Transfers to Reserves		-	-	-	-	143.632	-	790.526	-	(919.650)	(22.503)	-	7.995	-	-	-	-	-	-
18.3 Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period End Balance (I+II+III+...+XVI+XVII+XVIII)		3.000.000	1.905.892	1.700.000	-	526.433	-	1.310.787	(16.042)	2.040.660	(16.524)	181.009	-	-	-	-	10.632.215	239	10.632.454

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

VI. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note (Section Five)	CURRENT PERIOD (31/12/2007)	PRIOR PERIOD (31/12/2006)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	Operating Profit before changes in operating assets and liabilities		2.721.797	2.388.999
1.1.1	Interest received		8.513.860	6.920.056
1.1.2	Interest paid		(5.337.156)	(4.134.798)
1.1.3	Dividend received		11.496	9.171
1.1.4	Fees and commissions received		1.211.730	1.001.764
1.1.5	Other income		(15.917)	151.848
1.1.6	Collections from previously written-off loans and other receivables		354.033	221.467
1.1.7	Payments to personnel and service suppliers		(650.003)	(582.373)
1.1.8	Taxes paid		(520.212)	(382.608)
1.1.9	Other		(846.034)	(815.528)
1.2	Changes in operating assets and liabilities		(197.567)	(1.892.833)
1.2.1	Net decrease in trading securities		1.692.379	87.684
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		-	(7.905)
1.2.3	Net increase / (decrease) in due from banks and other financial institutions		939.266	1.531.228
1.2.4	Net (increase) / decrease in loans		(10.231.707)	(8.801.543)
1.2.5	Net (increase) / decrease in other assets		(554.941)	(95.716)
1.2.6	Net increase / (decrease) in bank deposits		192.953	(874.559)
1.2.7	Net increase / (decrease) in other deposits		7.479.872	5.387.377
1.2.8	Net increase / (decrease) in funds borrowed		(790.095)	691.620
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		1.074.706	188.981
I.	Net cash provided from banking operations		2.524.230	496.166
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(5.864.734)	939.276
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(5.257)	-
2.2	Cash obtained from disposal of investments, associates and subsidiaries		-	125.151
2.3	Purchases of property and equipment		(139.270)	(166.284)
2.4	Disposals of property and equipments		15.475	19.706
2.5	Cash paid for purchase of investments available-for-sale		(5.735.682)	-
2.6	Cash obtained from sale of investments available-for-sale		-	394.667
2.7	Cash paid for purchase of investment securities		-	(55.076)
2.8	Cash obtained from sale of investment securities		-	621.112
2.9	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		1.239.505	(540.451)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(660.495)	(540.451)
3.5	Payments for finance leases		-	-
3.6	Other		1.900.000	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents (I+II+III+IV)		(2.100.999)	894.991
VI.	Cash and cash equivalents at beginning of the year	(VI-a)	4.622.695	3.727.704
VII.	Cash and cash equivalents at end of the year	(VI-a)	2.521.696	4.622.695

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.
VII. PROFIT APPROPRIATION STATEMENT
(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		CURRENT PERIOD (31/12/2007)	PRIOR PERIOD (31/12/2006)
I.	**DISTRIBUTION OF CURRENT YEAR INCOME**		
1.1	CURRENT YEAR INCOME	2.461.122	1.936.562
1.2	TAXES AND DUTIES PAYABLE (-)	466.828	336.370
1.2.1	Corporate Tax (Income tax)	466.828	336.370
1.2.2	Income withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	**NET INCOME FOR THE YEAR (1.1-1.2)**	**1.994.294**	**1.600.192**
1.3	PRIOR YEAR LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	-	80.010
1.5	OTHER STATUTORY RESERVES (-)	-	-
B.	**NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]**	**1.994.294**	**1.520.182**
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	110.000
1.6.1	To Owners of Ordinary Shares	-	110.000
1.6.2	To Owners of Privileged Shares	-	-
1.6.3	To Owners of Preferred Shares	-	-
1.6.4	To Profit Sharing Bonds	-	-
1.6.5	To Holders of Profit and (Loss) Sharing Certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	-
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	495
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	550.000
1.9.1	To Owners of Ordinary Shares	-	550.000
1.9.2	To Owners of Privileged Shares	-	-
1.9.3	To Owners of Preferred Shares	-	-
1.9.4	To Profit Sharing Bonds	-	-
1.9.5	To Holders of Profit and (Loss) Sharing Certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	61.166
1.11	STATUTORY RESERVES (-)	-	-
1.12	EXTRAORDINARY RESERVES	-	798.521
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of preferred shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and (loss) sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	**EARNINGS PER SHARE (*)**		
3.1	TO OWNERS OF ORDINARY SHARES	0,007	0,007
3.2	TO OWNERS OF ORDINARY SHARES (%)	0,7	0,7
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES	-	-
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	-
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

(*) Amounts are expressed in YTL.

NOTE: (1) Authorised body for profit appropriation of the current period is the General Assembly. On the preparation date of these financial statements, yearly ordinary meeting of the General Assembly has not been held yet.
(2) Profit appropriation has been realized based on unconsolidated financial statements of the Parent Bank.

The accompanying explanations and notes form an integral part of these financial statements

SECTION THREE

ACCOUNTING POLICIES

I. EXPLANATIONS ON BASIS OF PRESENTATION

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in New Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Explanations on first-time adoption of TAS:

The Group has prepared its consolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), appliance of TAS started as of 1 January 2005 and the effects of the adoption of TAS are reflected to the consolidated financial statements as of 31 December 2005.

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

Reconciliation of consolidated shareholders' equity reported under previous accounting principles to consolidated shareholders' equity under TAS:

	31 December 2005
Shareholders' Equity before the Adoption of TAS	6.501.774
Reserve for Employee Rights	*(36.360)*
Financial Assets at Fair Value Through Profit or Loss Valuation Differences	*33.105*
Available-for-Sale Financial Assets Valuation Differences	*24.881*
Deferred Tax Effect	*(17.396)*
Total Effect on Shareholders' Equity Before the Adoption of TAS	4.230
Shareholders' Equity After TAS	6.506.004

d. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVIII below.

e. Items subject to different accounting policies in the preparation of consolidated financial statements:

There are no items subject to different accounting policies in the preparation of these consolidated financial statements.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS IN FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of "Net foreign exchange income/expense". Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves".

As at 31 December 2007, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL1,1593, YTL1,7059 and YTL1,0350 for USD, EUR and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

Consolidation principles for subsidiaries:

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the cost value of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholder's equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidation principles for investments in associates:

Associates are entities in which the Parent Bank has equity investments, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (CONTINUED):

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş. and Sabancı Bank plc., which is in the liquidation process and included in consolidation for the period between 1 January and 6 September 2007, together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V resident in the Netherlands, which is 100% subsidiary of the Parent Bank, through capital in kind.

Sabanci Bank plc., based in London was established in 1983 with the purpose of engaging in banking activities abroad, and as explained in Note I.h-2 of Section Five, all its assets and liabilities related to banking transactions were transferred to the London Branch of Akbank N.V., the Bank's subsidiary in the Netherlands, as of 6 September 2007. The income statement of Sabanci Bank plc. has been included in the Bank's consolidated financial statements between 1 January and 6 September 2007. Following the transfer of all its assets and liabilities, Sabanci Bank plc., was renamed as Finsbury Pavement Limited. The liquidation procedures of the related institution are ongoing.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1999, respectively, in connection with raising long-term financing.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards.

The Group classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement" ("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS (CONTINUED):

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

Embedded derivatives are separated from the host contract and accounted for as a derivative under TAS 39 if, and only if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATIONS ON FINANCIAL ASSETS

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

a. Financial assets at the fair value through profit or loss:

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

b. Financial assets available-for-sale:

Financial assets available-for-sale consists of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

c. Loan and receivables:

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectability of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

d. Held-to-maturity financial assets:

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Group has no securities lending transactions.

XI. EXPLANATIONS ON PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Property and equipment held-for-resale purpose consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 December 2007 and 31 December 2006, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment is carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

b. Retirement rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund") established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

Temporary 23rd article paragraph ("the paragraph") 1 of the Banking Law No 5411 published in the Official Gazette No 25983 dated 1 November 2005 envisaged that Banks would transfer their pension funds to the Social Security Institution within three years following the publication date of the Banking Law, and regulated the principles of this transfer. The President of the Turkish Republic appealed to the Constitutional Court for the cancellation of the paragraph, on 2 November 2005. The paragraph was subsequently cancelled with the decision of the Court which was published in the Official Gazette dated 31 March 2007, numbered 26479. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007.

Following the publication of the reasoned ruling of the Constitutional Court in December 2007, the relevant commission of the Turkish Parliament began to work on a new law provision establishing the transfer of the pension funds. The law provision was drawn up as a draft in the first months of 2008 and the legislation processes are in progress as of the preparation date of these financial statements.

As of 31 December 2007, the pension fund has no technical or actual deficit which requires a provision, in accordance with the technical balance sheet report audited pursuant to the framework stated in the above first paragraph, and which was prepared in consideration of the draft law provisions mentioned above. Furthermore, the Bank management is of the opinion that the liability amount to arise during and after the transfer will be at a reasonable level that can be met by the Fund's assets and it will not cause any additional burden for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION:

a. Current tax:

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to the New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

b. Deferred tax:

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net; rather they are presented separately as assets and liabilities in the financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2006, resolved at the General Assembly Meeting, is explained in Note V.c of Section Five.

On 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium".

On 25 June 2007, the paid-in capital of the Bank was increased by YTL600.000 from YTL2.400.000 to YTL3.000.000. YTL296.002 of the increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by inflation adjustment difference which is in the equity reserves.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 December 2007 and 31 December 2006, there is no government grant for the Group.

XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note X of Section Four.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

XXV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 31 December 2007	Prior Period 31 December 2006
Distributable Net Profit to Common Shares	2.040.660	1.580.145
Average Number of Issued Common Shares (Thousand)	300.000.000	275.000.000
Earnings Per Share (Amounts presented as full YTL)	0,00680	0,00575

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 31 December 2007, there are 60.000.000.000 bonus shares (31 December 2006: 39.999.945.600).

XXVI. RELATED PARTIES

Parties defined in the subsection 2, article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VII of Section Five.

XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement, cash includes cash effectives, cash in transit, purchased cheques and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

XXVIII. RECLASSIFICATIONS

Comparative figures of 31 December 2007 and 31 December 2006 have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Group's and Parent Bank's capital adequacy ratios are 18,02% (31 December 2006: 20,10%) and 18,91% (31 December 2006: 20,67%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "Market risk on securities" and the "Group's currency risk". The following tables present the classifications of "Risk weighted assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. **Information related to consolidated capital adequacy ratio:**

	Risk Weights							
	Parent Bank				Consolidated			
	0%	20%	50%	100%	0%	20%	50%	100%
Amount Subject to Credit Risk								
Balance Sheet Items (Net)	28.726.922	741.152	-	38.592.458	29.405.672	1.016.723	-	41.535.320
Cash	515.598	161	-	-	515.620	161	-	-
Matured Marketable Securities	-	-	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	579.407	-	-	-	579.407	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	720.849	-	608.623	-	951.345	-	608.714
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	2.547	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	1.618.535	-	-	-	1.618.535	-	-	-
Loans	904.460	-	-	35.593.996	904.460	-	-	38.430.502
Non-Performing Receivables (Net)	-	-	-	-	-	-	-	-
Lease Receivables	-	-	-	-	-	-	-	644.125
Available-for-sale Financial Assets	18.630.396	-	-	5.778	19.255.655	-	-	91.305
Held-to-maturity Investments	-	-	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	906	-	-	-	906
Miscellaneous Receivables	-	-	-	38.325	-	-	-	58.311
Interest and Income Accruals	1.797.727	20.142	-	514.997	1.838.114	65.217	-	550.245
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net)	-	-	-	746.353	-	-	-	-
Fixed Assets	-	-	-	703.126	-	-	-	718.488
Other Assets	4.680.799	-	-	380.354	4.691.334	-	-	432.724
Off Balance Sheet Items	38.997	1.452.428	1.176.384	7.394.705	38.997	1.561.183	1.176.932	7.079.645
Non-cash Loans and Commitments	38.997	1.341.083	1.176.384	7.339.286	38.997	1.328.232	1.176.932	7.024.226
Derivative Financial Instruments	-	111.345	-	55.419	-	232.951	-	55.419
Non-risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	**28.765.919**	**2.193.580**	**1.176.384**	**45.987.163**	**29.444.669**	**2.577.906**	**1.176.932**	**48.614.965**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

d. Summary information related to consolidated capital adequacy ratio:

	Parent Bank		Consolidated	
	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
Amount Subject to Credit Risk ("ASCR")	47.014.071	33.866.537	49.719.012	35.345.774
Amount Subject to Market Risk ("ASMR")	2.408.788	1.053.913	2.589.763	1.345.313
Amount Subject to Operational Risk ("ASOR") (*)	6.737.514	-	6.884.540	
Shareholders' Equity	10.618.305	7.219.567	10.666.755	7.373.310
Shareholders' Equity/(ASCR+ASMR+ASOR) *100	18,91	20,67	18,02	20,10

(*) "Amount Subject to Operational Risk" has been calculated for the first time on 30 June 2007, according to the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006 which is applicable from 1 June 2007.

e. Information about consolidated shareholders' equity items:

	Current Period 31 December 2007	Prior Period 31 December 2006
CORE CAPITAL		
Paid-in capital	3.000.000	2.200.000
Nominal Capital	3.000.000	2.200.000
Capital Commitments (-)	-	-
Inflation Adjustment to Share Capital	1.905.892	2.201.895
Share Premium	1.700.000	-
Share Cancellation Profits	-	-
Legal Reserves	526.433	382.801
First Legal Reserve (Turkish Commercial Code 466/1)	321.269	238.803
Second Legal Reserve (Turkish Commercial Code 466/2)	205.164	143.998
Other Legal Reserves per Special Legislation	-	-
Status Reserves	-	-
Extraordinary Reserves	1.294.745	840.704
Reserves Allocated by the General Assembly	1.310.787	816.263
Retained Earnings	-	-
Accumulated Loss	-	-
Foreign Currency Share Capital Exchange Difference	(16.042)	24.441
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves	-	-
Profit	2.024.136	1.586.124
Net Income for the Period	2.040.660	1.580.145
Prior Period Profit	(16.524)	5.979
Provisions for Possible Risks up to 25% of Core Capital	-	-
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	-	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Minority Rights	239	102.070
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior Period Loss	-	-
Leasehold Improvements (-)	15.675	9.830
Prepaid Expenses (-)	74.876	22.513
Intangible Assets (-)	31.971	25.006
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Consolidation Goodwill (net)	-	-
Total Core Capital	**10.451.445**	**7.313.594**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

SUPPLEMENTARY CAPITAL		
General Provisions	293.625	193.378
45% of the Movables Revaluation Fund	-	-
45% of the Immovables Revaluation Fund	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund	67.005	(58.054)
From Investments in Associates And Subsidiaries	2.230	2.554
From Available-for-Sale Financial Assets	64.775	(60.608)
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Minority Rights	-	-
Total Supplementary Capital	**360.630**	**135.324**
TIER III CAPITAL (Minority Rights included, if exists)	-	-
CAPITAL	**10.812.075**	**7.448.918**
DEDUCTIONS FROM THE CAPITAL	**145.320**	**75.608**
Shares in Unconsolidated Banks and Financial Institutions	22.798	18.259
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Shares of Banks and Financial Institutions that Equity Method Applied but Assets and Liabilities are not Consolidated	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	-
Excess of 50% of the Bank's Immovables' Total Net Book Value and Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date	-	-
Other	-	-
Total Shareholders' Equity	**10.666.755**	**7.373.310**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK :

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected upon maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

The Group considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

e. The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,5% (31 December 2006: 1,9%) and a 100% provision has been provided.

f. 1. The proportion of the Parent Bank's top 100 cash loan balances in total cash loans is 26% (31 December 2006: 24%).

2. The proportion of the Parent Bank's top 100 non-cash loan balances in total cash loans is 51% (31 December 2006: 45%).

3. The proportion of the Parent Bank's cash and non-cash loan balances with the first 100 customers comprises of 15% of total cash loans and non-cash loans (31 December 2006: 13%).

g. The Group provided a general provision amounting to YTL293.625 (31 December 2006: YTL193.378).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

h. Information on loan types and provisions:

Current Period – 31 December 2007	Commercial Loans	Consumer Loans	Credit Cards	Total
Standard Loans	26.277.310	8.137.838	3.651.369	**38.066.517**
Close Monitoring Loans	953.145	626.211	236.255	**1.815.611**
Loans Under Follow-up	526.434	200.743	280.451	**1.007.628**
Specific Provision (-)	526.434	200.743	280.451	**1.007.628**
Total	**27.230.455**	**8.764.049**	**3.887.624**	**39.882.128**

Prior Period - 31 December 2006	Commercial Loans	Consumer Loans	Credit Cards	Total
Standard Loans	20.474.838	5.818.685	2.963.888	**29.257.411**
Close Monitoring Loans	515.331	328.344	211.564	**1.055.239**
Loans Under Follow-up	244.708	91.756	259.340	**595.804**
Specific Provision (-)	244.708	91.756	259.340	**595.804**
Total	**20.990.169**	**6.147.029**	**3.175.452**	**30.312.650**

i. Information on loans and advances past due but not impaired:

31 December 2007	Commercial Loans	Consumer Loans	Credit Cards	Total
Past due up to 30 days	460.938	519.698	240.286	**1.220.922**
Past due 30-60 days	167.522	231.686	84.419	**483.627**
Past due 60-90 days	96.593	87.311	25.305	**209.209**
Total	**725.053**	**838.695**	**350.010**	**1.913.758**

j. Information on debt securities, treasury bills and other eligible bills:

Current Period – 31 December 2007 Moody's Rating	Trading Financial Assets	Available for Sale Financial Assets	Held to Maturity Securities	Total
Aaa	-	6.072	-	**6.072**
A1, A2, A3	-	46.344	-	**46.344**
Baa1, Baa2, Baa3	-	23.260	-	**23.260**
Ba1	-	-	-	-
Ba3 (*)	4.807.963	20.900.124	-	**25.708.087**
Total	**4.807.963**	**20.975.800**	**-**	**25.783.763**

(*) Securities consist of T.C. Governments Bonds and Treasury Bills

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

Prior Period - 31 December 2006 **Moody's Rating**	Trading Financial Assets	Available for Sale Financial Assets	Held to Maturity Securities	Total
Aaa	-	6.524	-	**6.524**
A1, A2, A3	-	33.103	-	**33.103**
Baa1, Baa2, Baa3	-	-	-	-
Ba1	-	18.735	-	**18.735**
Ba3 (*)	6.560.696	14.437.300	-	**20.997.996**
Toplam	**6.560.696**	**14.495.662**	-	**21.056.358**

(*) Securities consist of T.C. Governments Bonds and Treasury Bills

k. Information on rating classes and concentration:

The Group calculates the probability of clients defaulting using client rating systems. Different rating systems are used for commercial loans, consumer loans and credit cards. Concentration information for loans classified using the rating systems is given in the table below.

	Current Period 31 December 2007	Prior Period 31 December 2006
Above average	31,66%	28,78%
Average	49,98%	50,38%
Below Average	13,90%	15,39%
Unrated	4,46%	5,45%

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

1. Information on maximum exposure to credit risk:

	Current Period 31 December 2007	Prior Period 31 December 2006
Credit risk exposures relating to on-balance sheet assets:	**68.412.277**	**54.980.142**
Loans and advances to banks	1.570.165	2.820.565
Loans and advances to customers	39.882.128	30.312.650
-Credit cards	3.887.624	3.175.452
-Consumer	8.764.049	6.147.029
-Corporate	27.230.455	20.990.169
Trading assets	4.895.133	6.704.284
-Government bonds	4.807.963	6.560.696
-Share certificates	4.637	47.273
-Other marketable securities	1.251	492
-Trading derivative financial assets	81.282	95.823
Investments securities	20.982.631	14.501.293
-Government bonds	20.889.780	14.443.824
-Share certificates	6.831	5.631
-Other marketable securities	86.020	51.838
Financial lease receivables	649.496	487.213
Other assets	432.724	154.137
Credit risk exposures relating to off-balance sheet items:	**5.179.884**	**3.928.944**
Financial guaranties	3.778.733	2.997.014
Loan commitments and other credit related liabilities	1.401.151	931.930
Total	**73.592.161**	**58.909.086**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

m. Customer and geographical concentration of credit risk

	Loans Granted to Real Persons and Corporate Entities		Loans Granted to Banks and Other Financial Institutions		Marketable Securities(*)		Other Loans(**)	
	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
Industry Sectors								
Private Sector	22.543.108	17.525.025	1.998.425	1.423.364	87.271	52.330	12.689.979	6.279.639
Public Sector	1.685.566	1.198.538	93.352	37.942	25.697.743	21.004.520	100.063	81.468
Banks	-	-	967.820	897.241	-	-	8.286.559	8.996.187
Individual Customers	12.593.857	9.230.540	-	-	-	-	7.257.734	5.977.790
Share Certificates	-	-	-	-	11.468	52.904	-	-
Total	**36.822.531**	**27.954.103**	**3.059.597**	**2.358.547**	**25.796.482**	**21.109.754**	**28.334.335**	**21.335.084**
Geographical Sectors								
Domestic	36.071.411	27.533.824	2.909.548	2.211.850	25.704.280	21.050.266	20.463.424	14.488.680
European Union Countries	364.759	300.642	45.472	69.205	92.202	59.488	7.248.829	5.844.511
OECD Countries(***)	17.228	1.852	-	-	-	-	444.978	704.050
Off-shore Banking Regions	-	-	-	-	-	-	-	-
USA, Canada	11.600	14.160	-	-	-	-	131.398	295.988
Other Countries	357.533	103.625	104.577	77.492	-	-	45.706	1.855
Total	**36.822.531**	**27.954.103**	**3.059.597**	**2.358.547**	**25.796.482**	**21.109.754**	**28.334.335**	**21.335.084**

(*) Marketable securities consist of fair value through profit and loss, available for sale and held to maturity securities.

(**) Other loans consist of transactions which are not classified in the first three columns of THP and transactions defined as loan in the article 48 of the Banking Law No.5411

(***) OECD Countries other than EU countries, USA and Canada

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

n. Information according to geographical concentration:

	Assets	Liabilities(***)	Non-Cash Loans	Capital Expenditures	Net Profit
Current Period – 31 December 2007					
Domestic	69.494.860	48.077.985	5.178.933	139.113	2.080.745
European Union Countries	1.501.679	11.273.293	403	157	17.597
OECD Countries (*)	39.478	1.046.738	548	-	-
Off-shore Banking Regions	1.679	9.446	-	-	(57.682)
USA, Canada	462.759	577.936	-	-	-
Other Countries	380.328	332.977	-	-	-
Subsidiaries, Investments in Associates and Joint Ventures (Net)	22.798	-	-	-	-
Unallocated Assets/Liabilities(**)	60.184	152.206	-	-	-
Total	**71.963.765**	**61.470.581**	**5.179.884**	**139.270**	**2.040.660**
Prior Period - 31 December 2006					
Domestic	56.254.417	40.074.451	3.919.241	163.340	1.500.517
European Union Countries	3.284.414	11.387.274	2.628	2.944	21.695
OECD Countries (*)	73.441	1.256.525	-	-	-
Off-shore Banking Regions	2.064	53.734	-	-	57.933
USA, Canada	317.941	217.760	-	-	-
Other Countries	203.331	145.821	7.075	-	-
Subsidiaries, Investments in Associates and Joint Ventures (Net)	18.259	-	-	-	-
Unallocated Assets/Liabilities(**)	-	-	-	-	-
Total	**60.153.867**	**53.135.565**	**3.928.944**	**166.284**	**1.580.145**

(*) OECD Countries other than EU countries, USA and Canada
(**) Unallocated assets / liabilities which could not be distributed according to a consistent principle.
(***) Shareholders' equity is not included

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

o. Sectoral concentrations for cash loans:

	Current Period 31 December 2007				Prior Period 31 December 2006			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	649.435	2,51	21.589	0,15	447.208	2,26	19.073	0,18
Farming and Raising Livestock	595.872	2,31	19.044	0,13	396.535	2,01	9.511	0,09
Forestry	52.475	0,20	2.545	0,02	50.163	0,25	6.813	0,06
Fishing	1.088	0,00	-	-	510	0,00	2.749	0,03
Manufacturing	4.589.699	17,81	4.524.061	32,05	3.135.387	15,90	4.284.837	40,44
Mining	116.781	0,45	25.837	0,18	61.468	0,31	25.978	0,25
Production	3.934.331	15,27	4.255.947	30,15	3.056.065	15,50	3.552.738	33,53
Electric, Gas and Water	538.587	2,09	242.277	1,72	17.854	0,09	706.121	6,66
Construction	630.331	2,45	1.106.987	7,84	401.608	2,04	232.866	2,20
Services	6.293.482	24,42	5.009.127	35,49	5.582.867	28,31	3.944.068	37,22
Wholesale and Retail Trade	4.406.849	17,10	1.205.140	8,54	3.896.585	19,76	935.435	8,83
Hotel, Food and Beverage Services	303.348	1,18	528.723	3,75	234.318	1,19	259.913	2,45
Transportation and Telecommunication	541.480	2,10	511.256	3,62	478.151	2,42	594.626	5,61
Financial Institutions	476.023	1,85	2.583.574	18,30	352.407	1,79	2.006.140	18,93
Real Estate and Leasing Services	25.696	0,10	126.788	0,90	13.471	0,07	38.811	0,37
Professional Services	69.155	0,27	12.111	0,09	61.024	0,31	4.342	0,04
Education Services	62.647	0,24	-	-	51.156	0,26	2	0,00
Health and Social Services	408.284	1,58	41.535	0,29	495.755	2,51	104.799	0,99
Other	13.601.452	52,81	3.455.965	24,47	10.150.685	51,49	2.114.051	19,96
Total	**25.764.399**	**100,00**	**14.117.729**	**100,00**	**19.717.755**	**100,00**	**10.594.895**	**100,00**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK:

Companies are exposed to market risk, due to the movements in exchange rates, interest rates and market prices of stocks. The Bank believes that exchange risk and interest rate risk are the two most important components constituting the market risk. Market risk is measured using two separate methods, which are the "inherent model" and "standard method".

According to the "inherent model", market risk is measured with the Value at Risk (VaR) approach. In VaR calculations, variance, covariance, historical comparison and Monte Carlo simulation methods are used. The software used can perform calculations with an advanced yield curve and volatility models. The VaR model is based on the assumptions of a 99% confidence interval and 10 days retention period. VaR analyses are reported to senior management, and they are also used as risk parameters for the bond portfolio, and as a limit management instrument. Limits are revised steadily according to the market conditions and the application of specified limits is subjected to authority restrictions, thereby increasing the control efficiency. VaR analyses are supported with scenario analyses and stress tests, and take into consideration the effects of low-probability events which have a significant impact and market fluctuations. Retrospective tests of the model outputs are performed regularly.

According to the "standard method", market risk is measured on securities portfolio basis in a way that includes the Group's exchange risk daily and weekly according to the standard method, and reported to the senior management. The table below indicates the details of the calculation of market risk as of 31 December 2007 according to "Market Risk Measurement Standard Method", pursuant to part 3 related to the "Calculation of the Amount basis to Market Risk", of the "Communiqué on the Measurement and Assessment of Capital Adequacy of the Banks", published in the Official Gazette dated 1 November 2006 No. 26333.

a. Information on Market Risk:

	Balance
(1)Capital to be Employed for General Market Risk - Standard Method	166.672
(II) Capital to be Employed for Specific Risk - Standard Method	1.432
(III) Capital to be Employed for Currency Risk - Standard Method	39.077
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	207.181(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	2.589.763(*)

(*) Of the "Amount subject to market risk", only YTL207.181 (8% of YTL2.589.763) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note I of Section Four. YTL207.181 is the minimum amount of capital that can mitigate the mentioned risk.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK (CONTINUED):

b. Average Market Risk Table of Calculated Market Risk for 3 Months Periods:

	Current Period 31 December 2007			Prior Period 31 December 2006		
	Average	Maximum	Minimum	Average	Maximum	Minimum
Interest Rate Risk	173.305	193.594	167.506	115.334	139.821	55.296
Share Certificate Risk	1.445	954	598	3.895	1.952	7.847
Currency Risk	51.996	62.026	39.077	54.133	80.543	44.482
Commodity Risk	-	-	-	-	-	-
Settlement Risk	-	-	-	-	-	-
Option Risk	-	-	-	-	-	-
Total Amount Subject to Risk	**226.746**	**256.574**	**207.181**	**173.362**	**222.316**	**107.625**

IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. Not all of the YTL6.884.540 used in the calculation of operational risk in the scope of "Capital adequacy standard ratio" stated in Note I of this section, but only the YTL550.763, corresponding to the 8%, represents the operational risk to be exposed to. YTL550.763 also represents the minimum capital amount required to remove the related risk.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,1593	YTL1,7059	YTL1,0350
1.Day bid rate	YTL1,1600	YTL1,6967	YTL1,0269
2.Day bid rate	YTL1,1600	YTL1,6829	YTL1,0165
3.Day bid rate	YTL1,1600	YTL1,6720	YTL1,0162
4.Day bid rate	YTL1,1600	YTL1,6698	YTL1,0159
5.Day bid rate	YTL1,1600	YTL1,6681	YTL1,0168

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,1590
Euro : YTL1,6984
Yen : YTL1,0432

As of 31 December 2006;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,4150	YTL1,8638	YTL1,1897

Information related to Group's Currency Risk: (Thousand YTL)

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currencies indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other FC(*)	Total
Current Period – 31 December 2007					
Assets	2.246.951	93.242	412	19.137	**2.359.742**
Cash Equivalents and Central Bank	946.081	553.650	10.742	33.222	**1.543.695**
Banks	821.203	3.987.677	-	-	**4.808.880**
Financial Assets at Fair Value through Profit or Loss (Net)	-	-	-	-	-
Interbank Money Market Placements	1.385.289	2.832.151	-	-	**4.217.440**
Available-for-sale Financial Assets (Net)	5.292.960	9.513.280	10.570	58.154	**14.874.964**
Loans	34	-	-	2	**36**
Investments in Associates, Subsidiaries and Joint Ventures	-	-	-	-	-
Held-to-maturity Investments (Net)	-	-	-	-	-
Hedging Derivative Financial Assets	3.207	2.603	-	160	**5.970**
Tangible Assets (Net)	181	-	-	-	**181**
Intangible Assets (Net)	376.486	108.822	9.710	683	**495.701**
Other Assets	**11.072.392**	**17.091.425**	**31.434**	**111.358**	**28.306.609**
Total Assets					
Liabilities					
Bank Deposits	27.065	159.295	69	5.482	**191.911**
Foreign Currency Deposits	7.732.240	9.674.180	11.255	706.141	**18.123.816**
Funds from Interbank Money Market	471.912	19.700	-	6.513	**498.125**
Borrowings	3.599.289	5.706.072	123	10.910	**9.316.394**
Issued Marketable Securities (Net)	-	-	-	-	-
Miscellaneous Payables	12.145	6.469	34	2.396	**21.044**
Hedging Derivative Financial Liabilities	-	-	-	-	-
Other Liabilities	73.460	92.000	4.828	10.110	**180.398**
Total Liabilities	**11.916.111**	**15.657.716**	**16.309**	**741.552**	**28.331.688**
Net on Balance Sheet Position	**(843.719)**	**1.433.709**	**15.125**	**(630.194)**	**(25.079)**
Net off-Balance Sheet Position (**)	**839.754**	**(1.443.589)**	**(12.287)**	**618.322**	**2.200**
Financial Derivative Assets	2.899.572	1.722.740	61.945	647.955	**5.332.212**
Financial Derivative Liabilities	2.059.818	3.166.329	74.232	29.633	**5.330.012**
Non-cash Loans	1.003.276	1.313.407	140.092	51.064	2.507.839
Prior Period - 31 December 2006					
Total Assets	9.373.763	17.538.243	3.294	440.835	**27.356.135**
Total Liabilities	8.727.639	17.455.586	4.373	956.073	**27.143.671**
Net on-Balance Sheet Position	646.124	82.657	(1.079)	(515.238)	**212.464**
Net off-Balance Sheet Position (**)	(636.418)	(1.730)	559	616.368	**(21.221)**
Financial Derivative Assets	2.543.113	2.035.411	36.515	1.116.559	**5.731.598**
Financial Derivative Liabilities	3.179.531	2.037.141	35.956	500.191	**5.752.819**
Non-cash Loans	669.487	1.034.913	80.181	35.994	**1.820.575**

(*) Of the "Other FC" total assets amounting to YTL111.358 (31 December 2006: YTL440.835), YTL58.232 is in English Pounds (31 December 2006: YTL402.668), and YTL23.159 in Swiss Francs (31 December 2006: YTL18.231). Of the total liabilities amounting to YTL741.552 (31 December 2006: YTL956.073) YTL574.035 is in English Pounds (31 December 2006: YTL791.004) and YTL46.054 is in Swiss Francs (31 December 2006:YTL50.247).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements are included in the net off-balance sheet position.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest rate risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, or varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 31 December 2007	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	1.667.268	-	-	-	-	1.095.188	**2.762.456**
Banks	744.669	126.450	734	-	-	698.312	**1.570.165**
Financial Assets at Fair Value Through Profit or Loss (Net)	21.332	1.899.791	2.652.812	162.688	152.622	5.888	**4.895.133**
Interbank Money Market Placements	2.547	-	-	-	-	-	**2.547**
Available-for-sale Financial Assets (Net)	1.143.165	5.409.772	8.773.361	4.334.281	1.315.221	6.831	**20.982.631**
Loans	14.502.942	6.016.140	12.557.176	6.102.460	703.410	-	**39.882.128**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	106.785	71.416	205.511	371.214	-	1.253.049	**2.007.975**
Total Assets	**18.188.708**	**13.523.569**	**24.189.594**	**10.970.643**	**2.171.253**	**3.059.268**	**72.103.035**
Liabilities							
Bank Deposits	1.565.993	220.719	-	-	-	153.252	**1.939.964**
Other Deposits	23.814.786	8.432.099	2.156.868	216.163	41.380	7.033.361	**41.694.657**
Funds from Interbank Money Market	4.535.304	136.276	197.766	-	68.356	-	**4.937.702**
Miscellaneous Payables	20.700	-	-	-	-	935.376	**956.076**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	3.257.792	4.611.177	1.366.840	255.312	-	-	**9.491.121**
Other Liabilities (*)	88.737	29.651	127.169	71.138	17.409	12.749.411	**13.083.515**
Total Liabilities	**33.283.312**	**13.429.922**	**3.848.643**	**542.613**	**127.145**	**20.871.400**	**72.103.035**
Balance Sheet Long Position	-	93.647	20.340.951	10.428.030	2.044.108	-	**32.906.736**
Balance Sheet Short Position	(15.094.604)	-	-	-	-	(17.812.132)	**(32.906.736)**
Off-balance Sheet Long Position	1.396.954	744.439	1.785.188	-	-	-	**3.926.581**
Off-balance Sheet Short Position	-	-	-	(3.757.529)	(153.281)	-	**(3.910.810)**
Total Position	**(13.697.650)**	**838.086**	**22.126.139**	**6.670.501**	**1.890.827**	**(17.812.132)**	**15.771**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.692.777	-	-	-	-	1.864.592	**4.557.369**
Banks	2.492.109	71.637	32	-	-	256.787	**2.820.565**
Financial Assets at Fair Value through Profit or Loss (Net)	45.983	2.221.491	4.188.688	124.787	75.570	47.765	**6.704.284**
Interbank Money Market Placements	9	-	-	-	-	-	**9**
Available-for-sale Financial Assets (Net)	1.262.363	4.438.133	5.336.096	3.147.801	311.269	5.631	**14.501.293**
Loans	11.954.920	4.867.672	8.697.347	4.220.291	572.420	-	**30.312.650**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	69.124	34.446	147.543	264.832	-	908.036	**1.423.981**
Total Assets	**18.517.285**	**11.633.379**	**18.369.706**	**7.757.711**	**959.259**	**3.082.811**	**60.320.151**
Liabilities							
Bank Deposits	1.264.872	370.212	8.370	-	-	105.899	**1.749.353**
Other Deposits	20.381.645	5.698.937	1.847.275	144.859	40.685	6.095.967	**34.209.368**
Funds from Interbank Money Market	5.005.121	71.903	127.872	18.921	55.475	-	**5.279.292**
Miscellaneous Payables	-	-	-	-	-	797.639	**797.639**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	1.889.418	6.564.008	1.406.686	78.682	-	-	**9.938.794**
Other Liabilities (*)	30.163	25.904	59.508	54.362	-	8.175.768	**8.345.705**
Total Liabilities	**28.571.219**	**12.730.964**	**3.449.711**	**296.824**	**96.160**	**15.175.273**	**60.320.151**
Balance Sheet Long Position	-	-	14.919.995	7.460.887	863.099	-	**23.243.981**
Balance Sheet Short Position	(10.053.934)	(1.097.585)	-	-	-	(12.092.462)	**(23.243.981)**
Off-balance Sheet Long Position	1.513.737	642.941	60.268	-	-	-	**2.216.946**
Off-balance Sheet Short Position	-	-	(290.178)	(1.817.745)	(110.880)	-	**(2.218.803)**
Total Position	**(8.540.197)**	**(454.644)**	**14.690.085**	**5.643.142**	**752.219**	**(12.092.462)**	**(1.857)**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

b. Effective average interest rates for monetary financial instruments %:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period – 31 December 2007	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,80	1,95	-	11,81
Banks	3,55	4,13	-	17,48
Financial Assets at Fair Value through Profit or Loss (Net)	6,43	6,94	-	17,43
Interbank Money Market Placements	-	-	-	18,00
Available-for-sale Financial Assets (Net)	6,26	5,66	-	18,81
Loans	5,90	6,49	1,63	21,13
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	4,85	5,20	-	17,19
Other Deposits	3,32	3,84	0,01	14,33
Funds From Interbank Money Market	4,83	5,06	-	17,50
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,94	5,81	1,72	15,32

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,73	2,52	-	13,12
Banks and Other Financial Institutions	3,39	5,24	-	18,45
Financial Assets at Fair Value through Profit or Loss (Net)	5,35	6,93	-	17,85
Interbank Money Market Placements	-	-	-	17,90
Available-for-sale Financial Assets (Net)	4,94	7,31	-	18,20
Loans	5,06	7,10	4,12	22,23
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,65	5,50	-	18,98
Other Deposits	2,63	4,31	0,02	15,47
Funds From Interbank Money Market	3,65	-	-	18,22
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,11	6,14	-	15,65

VII. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	5 Years and Over	Unallocated (*)	Total
Current Period – 31 December 2007								
Assets								
Cash Equivalents and Central Bank	2.713.724	48.732	-	-	-	-	-	**2.762.456**
Due From Banks	698.312	744.669	126.450	734	-	-	-	**1.570.165**
Financial Assets at Fair Value through Profit or Loss (Net)	5.888	12.133	27.109	2.633.992	2.060.317	155.694	-	**4.895.133**
Interbank Money Market Placements	-	2.547	-	-	-	-	-	**2.547**
Available-for-sale Financial Assets (Net)	6.831	12.168	123.468	9.425.482	7.201.025	4.213.657	-	**20.982.631**
Loans	-	7.960.231	7.457.336	10.531.122	11.382.142	2.551.297	-	**39.882.128**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-	-
Other Assets	37.534	433.554	71.668	213.802	371.214	17.858	862.345	**2.007.975**
Total Assets	**3.462.289**	**9.214.034**	**7.806.031**	**22.805.132**	**21.014.698**	**6.938.506**	**862.345**	**72.103.035**
Liabilities								
Bank Deposits	153.252	1.565.993	220.719	-	-	-	-	**1.939.964**
Other Deposits	7.033.361	23.814.786	8.432.099	2.156.868	216.163	41.380	-	**41.694.657**
Borrowings	-	1.018.318	460.553	4.199.917	2.755.417	1.056.916	-	**9.491.121**
Funds from Interbank Money Market	-	4.493.313	108.049	22.988	182.095	131.257	-	**4.937.702**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	8.922	663.392	283.762	-	-	-	-	**956.076**
Other Liabilities (**)	7.772	1.390.241	261.122	274.328	476.744	40.854	10.632.454	**13.083.515**
Total Liabilities	**7.203.307**	**32.946.043**	**9.766.304**	**6.654.101**	**3.630.419**	**1.270.407**	**10.632.454**	**72.103.035**
Net Liquidity Gap	**(3.741.018)**	**(23.732.009)**	**(1.960.273)**	**16.151.031**	**17.384.279**	**5.668.099**	**(9.770.109)**	-
Prior Period - 31 December 2006								
Total Assets	4.893.611	9.414.535	8.520.045	13.923.668	20.541.857	2.259.262	767.173	**60.320.151**
Total Liabilities	6.201.866	27.980.594	6.862.408	5.040.065	5.297.153	1.753.479	7.184.586	**60.320.151**
Net Liquidity Gap	**(1.308.255)**	**(18.566.059)**	**1.657.637**	**8.883.603**	**15.244.704**	**505.783**	**(6.417.413)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

Breakdown of liabilities according to their remaining contractual maturities:

Current Period – 31 December 2007	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years
Liabilities					
Deposits	33.361.327	8.856.937	2.190.439	216.257	41.380
Funds borrowed from other financial institutions	1.033.553	527.091	4.484.262	3.219.340	1.198.374
Funds from interbank money market	4.494.577	109.721	24.987	183.595	132.257
Total	**38.889.457**	**9.493.749**	**6.699.688**	**3.619.192**	**1.372.011**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of derivative instruments according to their remaining contractual maturities:

Current Period – 31 December 2007	Up to 1 month	1-3 months	3-12 months	1-5 years	5 years and Over
Derivatives held for trading					
Foreign exchange derivatives:	19.825	(26.093)	4.601	16.345	-
– Inflow	1.511.018	627.322	816.785	88.422	-
– Outflow	(1.491.193)	(653.415)	(812.184)	(72.077)	-
Interest rate derivatives:	23.691	74.716	(125.375)	(134.954)	(34.003)
– Inflow	120.119	199.574	566.983	2.608.563	112.373
– Outflow	(96.428)	(124.858)	(692.358)	(2.743.517)	(146.376)
Derivatives held for hedging					
Foreign exchange derivatives:	-	-	-	-	-
– Inflow	-	-	-	-	-
– Outflow	-	-	-	-	-
Interest rate derivatives:	-	-	-	-	-
– Inflow	-	-	-	-	-
– Outflow	-	-	-	-	-
Total Inflow	**1.631.137**	**826.896**	**1.383.768**	**2.696.985**	**112.373**
Total Outflow	**(1.587.621)**	**(778.273)**	**(1.504.542)**	**(2.815.594)**	**(146.376)**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VIII. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES AT THEIR FAIR VALUES

The fair values of held-to-maturity assets are determined based on market prices or when this price is not available, based on market prices quoted for other securities subject to the same redemption qualifications in terms of interest, maturity and other similar conditions.

The expected fair value of the demand deposits represents the amount to be paid upon request. The fair values of the overnight deposits and floating rate placements represent the carrying value. The expected fair value of the fixed rate deposits is determined by calculating the discounted cash flow using the market interest rates of similar liabilities and loans.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from discounted cash flow models.

The expected fair value of loans and receivables are determined by calculating the discounted cash flows using the current market interest rates for the fixed loans with fixed interest rates. For the loans with floating interest rates, it is assumed that the carrying value reflects the fair value.

The following table summarizes the carrying values and fair values of financial assets and liabilities. The carrying value represents the acquisition costs and accumulated interest accruals of corresponding financial assets or liabilities.

	Carrying Value		Fair Value	
	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
Financial Assets	**62.437.471**	**47.634.517**	**62.754.110**	**47.370.027**
Interbank Money Market Placements	2.547	9	2.547	9
Banks	1.570.165	2.820.565	1.570.165	2.820.565
Available-for-Sale Financial Assets (Net)	20.982.631	14.501.293	20.982.631	14.501.293
Held-to-Maturity Investments (Net)	-	-	-	-
Loans	39.882.128	30.312.650	40.198.767	30.048.160
Financial Liabilities	**54.081.818**	**46.695.154**	**53.809.015**	**46.489.237**
Bank Deposits	1.939.964	1.749.353	1.939.964	1.749.353
Other Deposits	41.694.657	34.209.368	41.421.854	34.003.451
Borrowings	9.491.121	9.938.794	9.491.121	9.938.794
Issued Marketable Securities (Net)	-	-	-	-
Miscellaneous Payables	956.076	797.639	956.076	797.639

IX. EXPLANATIONS ON THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

X. EXPLANATIONS ON BUSINESS SEGMENTS:

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Other activities include leasing services provided by Ak Finansal Kiralama A.Ş. which is the consolidated subsidiary of the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

X. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Information on business segments as of 31 December 2007 is presented on the following table:

Segment reporting has been prepared for the first time on 30 June 2007 in accordance with the Article 28 of the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" published in the Official Gazette No.26333 dated 1 November 2006.

	Retail Banking	Corporate and Commercial Banking	Treasury	Private Banking	International Banking	Other	Bank's Total Activities
Current Period – 31 December 2007							
Operating Income	3.557.422	789.976	288.171	25.006	46.447	45.116	4.752.138
Other (*)	-	-	-	-	-	-	270.001
Operating Income	3.557.422	789.976	288.171	25.006	46.447	45.116	5.022.139
Profit from Operating Activities	1.652.505	535.273	177.582	22.127	41.168	27.082	2.455.737
Other (*)	-	-	-	-	-	-	57.782
Profit from Operating Activities	1.652.505	535.273	177.582	22.127	41.168	27.082	2.513.519
Income from Subsidiaries	-	-	-	-	-	-	11.496
Profit before Tax	-	-	-	-	-	-	2.525.015
Corporate Tax	-	-	-	-	-	-	(484.586)
Minority Rights	-	-	-	-	-	-	231
Net Profit for the Period	-	-	-	-	-	-	2.040.660
Segment Assets	18.338.464	22.787.532	27.437.957	85.505	333.404	671.079	69.653.941
Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)	-	-	-	-	-	-	22.798
Undistributed Assets	-	-	-	-	-	-	2.426.296
Total Assets	-	-	-	-	-	-	72.103.035
Segment Liabilities	33.221.902	7.338.767	7.586.358	2.603.875	7.146.669	292.671	58.190.242
Undistributed Liabilities	-	-	-	-	-	-	3.280.339
Shareholders' Equity	-	-	-	-	-	-	10.632.454
Total Liabilities	-	-	-	-	-	-	72.103.035
Other Segment Items							
Capital Investment	90.397	4.379	-	-	-	-	94.776
Amortization	(96.033)	(9.065)	(724)	(855)	(285)	-	(106.962)
Non-cash Other Income-Expense	(611.479)	(147.119)	31.841	135	(2)	-	(726.624)
Restructuring Costs	-	-	-	-	-	-	-

(*) A detailed explanatory note on the Bank's partial collection of tax receivable, disclosed as other item in the table above amounting to YTL270.001 and tax base ,late payment interest ,and fine amounting to YTL57.782 is presented in Note III.e of Section Five.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FIVE

INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS

a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Cash/Foreign Currency	278.937	234.176	318.532	213.415
The CBRT	123.777	2.122.898	1.175.759	2.848.907
Other	-	2.668	545	211
Total	**402.714**	**2.359.742**	**1.494.836**	**3.062.533**

2. Information related to the account of the CBRT:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Demand Unrestricted Account	2.162	577.245	4.180	1.327.709
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	121.615	1.545.653	1.171.579	1.521.198
Total	**123.777**	**2.122.898**	**1.175.759**	**2.848.907**

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 December 2007 the corresponding interest rates are for YTL, USD and EUR reserves are 11,81%, 1,95% and 1,80%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 31 December 2007, financial assets at fair value through profit or loss subject to repo transactions amount to YTL(-) (31 December 2006: YTL393); and those given as collateral/blocked amount to YTL829.475 (31 December 2006: YTL957.320).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Positive differences table related to trading derivative financial assets:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	10.498	-	11.570	23.206
Swap Transactions	3.839	42.289	6.346	45.666
Futures Transactions	19.889	354	8.544	33
Options	174	4.239	-	-
Other	-	-	458	-
Total	**34.400**	**46.882**	**26.918**	**68.905**

c. Information on banks:

1. Information on banks:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Banks	26.470	1.543.695	31.002	2.789.563
Domestic	1.974	11.215	1.433	140.687
Foreign	24.496	1.532.480	29.569	2.648.876
Head Quarters and Branches Abroad	-	-	-	-
Total	**26.470**	**1.543.695**	**31.002**	**2.789.563**

2. Information on foreign banks accounts:

	Unrestricted Amount		Restricted Amount	
	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
European Union Countries	640.281	2.370.044	437.290	-
USA, Canada	271.149	133.622	171.433	100.088
OECD Countries (*)	12.170	72.836	-	-
Off-shore Banking Regions	-	-	-	-
Other	24.653	1.855	-	-
Total	**948.253**	**2.578.357**	**608.723**	**100.088**

(*) OECD Countries except EU countries, USA and Canada.

d. Information on available-for-sale financial assets, net values:

1. As of 31 December 2007, available-for-sale financial assets subject to repurchase agreements amount to YTL4.712.504 (31 December 2006: YTL5.415.093); and those given as collateral/blocked amount to YTL870.230 (31 December 2006: YTL485.658).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on available-for-sale financial assets:

	Current Period 31 December 2007	Prior Period 31 December 2006
Debt Securities	20.975.800	14.495.662
Quoted to Stock Exchange	20.975.800	14.495.662
Not Quoted	-	-
Share Certificates	6.831	5.631
Quoted to Stock Exchange	-	-
Not Quoted	6.831	5.631
Impairment Provision (-)	-	-
Total	**20.982.631**	**14.501.293**

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	Cash	Non-cash Loans	Cash	Non-cash Loans
Direct Loans Granted to Shareholders	13.605	29.952	82.086	19.158
Corporate Shareholders	13.605	29.952	82.086	19.158
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	920.827	453.741	651.370	339.517
Loans Granted to Employees	39.507	-	27.396	-
Total	**973.939**	**483.693**	**760.852**	**358.675**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	38.066.517	-	1.815.570	41
Discount And Purchase Notes	438.790	-	432	-
Export Loans	3.226.230	-	14.186	-
Import Loans	204.888	-	-	-
Loans Granted to Financial Sector	2.379.908	-	66	-
Foreign Loans	842.435	-	58.734	-
Consumer Loans (Including Overdraft Loans)	8.137.838	-	626.211	-
Credit Cards	3.651.369	-	236.255	-
Precious Metal Loans	13.236	-	-	-
Other	19.171.823	-	879.686	41
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**38.066.517**	-	**1.815.570**	**41**

3. Breakdown of loans according to their maturities:

	Standard Loans and Other Receivables		Loans and Receivables Under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-Term Loans and Other Receivables	15.244.094	-	1.815.570	41
Non-Specialized Loans	15.244.094	-	1.815.570	41
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-Term Loans and Other Receivables	22.822.423	-	-	-
Non-Specialized Loans	22.822.423	-	-	-
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

4. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and Long-term	Total
Consumer Loans-YTL	437.564	7.925.840	8.363.404
Mortgage Loans	52.111	3.799.650	3.851.761
Automotive Loans	60.681	1.268.082	1.328.763
Consumer Loans	324.772	2.858.108	3.182.880
Other	-	-	-
Consumer Loans- Indexed to FC	7.436	188.737	196.173
Mortgage Loans	5.841	169.749	175.590
Automotive Loans	289	10.238	10.527
Consumer Loans	1.306	8.750	10.056
Other	-	-	-
Consumer Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Consumer Credit Cards-YTL	3.735.272	76.220	3.811.492
With Installment	1.319.977	76.220	1.396.197
Without Installment	2.415.295	-	2.415.295
Consumer Credit Cards-FC	1.426	-	1.426
With Installment	-	-	-
Without Installment	1.426	-	1.426
Personnel Loans-YTL	3.971	18.158	22.129
Mortgage Loans	107	1.251	1.358
Automotive Loans	52	1.304	1.356
Consumer Loans	3.812	15.603	19.415
Other	-	-	-
Personnel Loans- Indexed to FC	-	488	488
Mortgage Loans	-	453	453
Automotive Loans	-	23	23
Consumer Loans	-	12	12
Other	-	-	-
Personnel Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-YTL	16.684	169	16.853
With Installment	6.855	169	7.024
Without Installment	9.829	-	9.829
Personnel Credit Cards-FC	37	-	37
With Installment	-	-	-
Without Installment	37	-	37
Credit Deposit Account-YTL (Real Person)	181.855	-	181.855
Credit Deposit Account-FC (Real Person)	-	-	-
Total Consumer Loans	**4.384.245**	**8.209.612**	**12.593.857**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

5. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium and Long-term	Total
Commercial Installment Loans-YTL	989.872	3.282.571	4.272.443
Mortgage Loans	4.776	627.255	632.031
Automotive Loans	44.098	1.273.150	1.317.248
Consumer Loans	937.701	1.298.283	2.235.984
Other	3.297	83.883	87.180
FC Indexed Commercial Installment Loans	24.823	180.408	205.231
Mortgage Loans	-	38.814	38.814
Automotive Loans	1.027	97.568	98.595
Consumer Loans	16.472	33.038	49.510
Other	7.324	10.988	18.312
Commercial Installment Loans-FC	1.875	6.511	8.386
Mortgage Loans	-	-	-
Automotive loans	-	4.363	4.363
Consumer Loans	-	-	-
Other	1.875	2.148	4.023
Corporate Credit Cards-YTL	57.030	786	57.816
With Installment	127	-	127
Without Installment	56.903	786	57.689
Corporate Credit Cards-FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Credited Deposit Account-YTL (Legal Person)	508.510	-	508.510
Credited Deposit Account-FC (Legal person)	-	-	-
Total	**1.582.110**	**3.470.276**	**5.052.386**

6. Loans according to types of borrowers:

	Current Period 31 December 2007	Prior Period 31 December 2006
Public	1.778.918	1.236.480
Private	38.103.210	29.076.170
Total	**39.882.128**	**30.312.650**

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 31 December 2007	Prior Period 31 December 2006
Domestic Loans	38.980.959	29.745.674
Foreign Loans	901.169	566.976
Total	**39.882.128**	**30.312.650**

8. Loans granted to investments in associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

9. Specific provisions accounted for loans:

	Current Period 31 December 2007	Prior Period 31 December 2006
Loans and Receivables with Limited Collectibility	206.036	177.806
Loans and Receivables with Doubtful Collectibility	296.237	76.053
Uncollectible Loans and Receivables	505.355	341.945
Total	**1.007.628**	**595.804**

10. Information on non-performing loans (Net):

10(i). Information on non-performing loans restructured or rescheduled and other receivables:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 31 December 2007			
(Gross Amounts Before Specific Provisions)	-	-	41
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	41
Prior Period: 31 December 2006			
(Gross Amounts Before Specific Provisions)	-	-	88
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	88

10(ii) Information on the movement of total non-performing loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Prior Period End Balance: 31 December 2006	177.806	76.053	341.945
Additions (+)	735.223	83.628	16.351
Transfers from Other Categories of Non-performing Loans (+)	-	597.717	355.115
Transfers to Other Categories of Non-Performing Loans (-)	597.717	355.115	-
Collections (-)	106.884	104.202	142.947
Net FC Differences from Subsidiaries Abroad	-	(14)	-
Write-offs (-)	2.392	1.830	65.109
Corporate and Commercial Loans	2.112	512	18.034
Retail Loans	195	596	6.383
Credit Cards	85	722	40.692
Other	-	-	-
Balance at the End of the Period	206.036	296.237	505.355
Specific Provisions (-)	206.036	296.237	505.355
Net Balance on Balance Sheet Date	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

10(iii). Information on non-performing loans granted as foreign currency loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 31 December 2007			
Balance at the End of the Period	7.177	10.489	27.981
Specific Provisions (-)	7.177	10.489	27.981
Net Balance on Balance Sheet	-	-	-
Prior Period: 31 December 2006			
Balance at the End of the Period	6.035	6.211	19.252
Specific Provisions (-)	6.035	6.211	19.252
Net Balance on Balance Sheet	-	-	-

10(iv). Breakdown of non-performing loans according to their gross and net values

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period (Net): 31 December 2007			
Loans granted to corporate entities and real persons (Gross)	206.036	296.237	505.355
Specific Provisions Amount(-)	206.036	296.237	505.355
Loans granted to corporate entities and real persons (Net)	-	-	-
Banks (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Banks (Net)	-	-	-
Other Loans and Advances (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Other Loans and Advances (Net)	-	-	-
Prior Period (Net): 31 December 2006			
Loans granted to corporate entities and real persons (Gross)	177.806	76.053	341.945
Specific Provisions Amount(-)	177.806	76.053	341.945
Loans granted to corporate entities and real persons (Net)	-	-	-
Banks (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Banks (Net)	-	-	-
Other Loans and Advances (Gross)	-	-	-
Specific Provisions Amount (-)	-	-	-
Other Loans and Advances (Net)	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

11. Information on the collection policy of non-performing loans and other receivables:

Non-performing loans and other receivables are collected through legal follow-up and liquidation of collaterals.

12. Information on the write-off policy of the Bank:

Write-off policy of the Bank for receivables under follow up is to retire the receivables from assets in case of verification of the inability of collection through the legal follow-up process.

13. Movement of the provisions for loans and receivables:

	Commercial Loans	Credit Cards	Consumer Loans	Total
Balance at 1 January 2007	359.167	323.219	106.796	**789.182**
Additions	469.421	267.697	198.317	**935.435**
Collections	(116.721)	(173.319)	(63.993)	**(354.033)**
Write-offs	(20.658)	(41.499)	(7.174)	**(69.331)**
Exchange differences	-	-	-	-
At 31 December 2007	**691.209**	**376.098**	**233.946**	**1.301.253**

	Commercial Loans	Credit Cards	Consumer Loans	Total
Balance at 1 January 2006	176.539	247.247	105.591	**529.377**
Additions	257.242	227.409	45.515	**530.166**
Collections	(69.522)	(109.603)	(42.342)	**(221.467)**
Write-offs	(5.092)	(41.834)	(1.968)	**(48.894)**
Exchange differences	-	-	-	-
At 31 December 2006	**359.167**	**323.219**	**106.796**	**789.182**

f. Held-to-maturity investments:

The Bank has no held-to-maturity investments as at 31 December 2007.

The movement of investment securities held-to-maturity:

	Current Period 31 December 2007	Prior Period 31 December 2006
Beginning Balance	-	793.370
Foreign Currency Differences on Monetary Assets	-	18.546
Purchases During Year	-	50.274
Disposals through Sales and Redemptions	-	(862.190)
Impairment Provision (-)	-	-
Balance at the End of the Period	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

g. Information on investments in associates (Net):

The Bank has no investments in associates as at 31 December 2007.

h. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:

1(i). Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.

1(ii). Information about non-consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Bank's Risk Group Share Percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	64,94	64,94
2	Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00
4	Finsbury Pavement Limited under liquidation (Previously: Sabancı Bank plc.)	London/England	65,00	100,00

Main financial figures of non-consolidated subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 31 December 2007.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	55.087	52.111	7	2.983	7.340	8.814	1.560	19.170
2	17.800	14.747	581	1.934	32	9.010	5.469	3.592
3	-	-	-	-	-	-	-	34
4	-	-	-	-	-	-	-	2

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted on the stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted on a stock exchange and are equal to the amounts carried in the financial statements.

2. Consolidated subsidiaries:

2(i). Information about consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Other Shareholder Share Percentage (%)	Consolidation Method
1	Ak Finansal Kiralama A.Ş.	Istanbul/Turkey	99,99	0,01	Full Consolidation
2	Ak Yatırım Menkul Değerler A.Ş.	Istanbul/Turkey	99,80	0,20	Full Consolidation
3	Akbank N.V.	Rotterdam/ Netherlands	100,00	-	Full Consolidation
4	Akbank AG	Frankfurt/Germany	100,00	-	Full Consolidation

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

Main financial figures of consolidated subsidiaries, in the order of the above table:

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	728.175	164.279	407	81.496	-	27.097	24.613	121.088
2	135.614	91.042	21.830	17.364	8.696	14.124	19.683	81.360
3	2.687.758	557.683	3.079	121.062	41.369	22.718	6.233	543.903
4	1.985.512	418.109	469	103.788	(7.390)	12.860	4.651	(**)

(*) Represent cost of subsidiaries.
(**) Akbank AG is 100% subsidiary of Akbank N.V. Therefore the fair value of the Akbank AG is included in fair value of Akbank N.V.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

2(ii). Movement schedule for consolidated subsidiaries:

	Current Period 31 December 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	883.790	478.158
Movements During the Period		
Purchases	410.383	369.280
Bonus Shares and Contributions to Capital	-	63.172
Dividends from Current Year Income	-	-
Sales	(547.822)	(26.820)
Revaluation Increase	-	-
Revaluation/Impairment	-	-
Balance at the End of the Period	746.351	883.790
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(iii). Sectoral information on consolidated financial subsidiaries and the related carrying amounts:

Subsidiaries	Current Period 31 December 2007	Prior Period 31 December 2006
Banks	543.903	681.342
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	121.088	121.088
Finance Companies	-	-
Other Financial Subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

2(v). Consolidated subsidiaries disposed within the current period:

Shares of the bank in Akbank AG resident in Germany, a 100% subsidiary of the Bank were transferred to Akbank N.V. resident in the Netherlands, which is also a 100% subsidiary of the Bank, through capital in kind.

Following the related regulatory processes, all assets and liabilities related to the banking services of Sabancı Bank plc., the Bank's subsidiary in England, were transferred to the London branch of Akbank N.V., a subsidiary of the Bank, based in the Netherlands, as of 6 September 2007, and the title of Sabancı Bank plc. was changed to Finsbury Pavement Limited.

Following the transfer process, the portion of the capital included in the Bank's share refunded in the scope of the liquidation proceedings of Finsbury Pavement Limited (formerly Sabancı Bank plc.) based in London, a subsidiary of the bank, with reference to the Board decision dated 27 September 2007, was recorded into the Bank records on 28 September 2007, and the cost amount of the relevant subsidiary was reduced to YTL2 as trace amount. The liquidation process of the Bank is ongoing.

2(vi). Consolidated subsidiaries purchased within the current period: None.

i. Information on finance lease receivables (Net):

	Current Period 31 December 2007		Prior Period 31 December 2006	
	Gross	Net	Gross	Net
2007	387.831	317.641	260.848	209.059
2008	196.388	168.083	185.192	159.425
2009	115.321	102.630	91.377	81.734
2010	41.514	36.883	34.183	31.289
2011	14.282	12.908	5.714	5.410
2012	12.745	11.351	308	296
Total	**768.081**	**649.496**	**577.622**	**487.213**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

j. Information on property and equipment:

	Immovables	Other Tangible Fixed Assets	Construction in Progress	Total
Prior Period End: 31 December 2006				
Cost	639.359	622.588	4.982	1.266.929
Accumulated Depreciation(-)	161.555	394.559	-	556.114
Net Book Value	**477.804**	**228.029**	**4.982**	**710.815**
Current Period End: 31 December 2007				
Net Book Value at the Beginning of the Period	477.804	228.029	4.982	710.815
Additions	42.950	60.080	11.314	114.344
Effect of Changes in Consolidation Scope	-	-	-	-
Disposals(-), net	256	2.241	12.866	15.363
Depreciation (-)	13.000	81.958	-	94.958
Impairment	-	-	-	-
Cost at Period End	681.910	609.683	3.430	1.295.023
Accumulated Depreciation at Period End (-)	174.412	405.773	-	580.185
Closing Net Book Value	**507.498**	**203.910**	**3.430**	**714.838**

	Immovables	Other Tangible Fixed Assets	Construction in Progress	Total
Prior Period End: 31 December 2005				
Cost	605.547	587.383	7.928	1.200.858
Accumulated Depreciation(-)	151.421	365.803	-	517.224
Net Book Value	454.126	221.580	7.928	683.634
Current Period End: 31 December 2006				
Net Book Value at the Beginning of the Period	454.126	221.580	7.928	683.634
Additions	46.985	96.589	115	143.689
Effect of Changes in Consolidation Scope	321	4.293	-	4.614
Disposals(-), net	9.359	2.233	3.061	14.653
Depreciation (-)	13.627	83.614	-	97.241
Impairment	-	-	-	-
Cost at Period End	639.359	622.588	4.982	1.266.929
Accumulated Depreciation at Period End (-)	161.555	394.559	-	556.114
Closing Net Book Value	**477.804**	**228.029**	**4.982**	**710.815**

As of 31 December 2007, total impairment amounting to YTL11.799 for buildings is accounted in the financial statements (31 December 2006: YTL11.799).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

k. Information on intangible assets:

1. Cost and accumulated amortization at the beginning and end of the period:

	Current Period 31 December 2007	Prior Period 31 December 2006
Book Values (Gross)	126.254	101.394
Accumulated Amortization (-)	78.608	66.558
Net Book Value	47.646	34.836

2. Reconciliation of movements for the current period and prior period:

	Current Period 31 December 2007	Prior Period 31 December 2006
Cost	101.394	58.653
Accumulated Depreciation (-)	66.558	36.305
Net Book Value	**34.836**	**22.348**
Opening Balance	34.836	22.348
Additions	24.926	22.595
Disposals (-), net	112	439
Depreciation (-)	12.004	9.668
Closing Net Book Value	**47.646**	**34.836**

l. Information on the investment properties: None

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

m. Information on deferred tax asset :

The Group's deferred tax asset as of 31 December 2007 amounts to YTL17.858 (31 December 2006: YTL1.928). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVIII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation on the net deferred tax liability is given in Note II.f-2 of Section Five.

n. Information on property and equipment held for sale and related to discontinued operations:

	Current Period 31 December 2007	Prior Period 31 December 2006
Cost	3.384	2.447
Accumulated Depreciation (-)	105	75
Net Book Value	**3.279**	**2.372**
Opening Balance	3.279	2.372
Additions	2.394	1.074
Disposals (-), net	1.911	131
Depreciation (-)	112	36
Closing Net Book Value	**3.650**	**3.279**

o. Information on other assets:

Other assets amount to YTL551.689 (31 December 2006: YTL167.651) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES:

a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1(i). Current Period - 31 December 2007:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.336.972	5.511.058	8.808.103	712.308	160.520	53.973	16.582.934
Foreign Currency Deposits	3.232.210	2.370.304	8.991.477	1.517.804	905.617	1.106.404	18.123.816
Residents in Turkey	2.591.385	2.215.110	8.666.438	892.289	578.436	352.118	15.295.776
Residents Abroad	640.825	155.194	325.039	625.515	327.181	754.286	2.828.040
Public Sector Deposits	33.902	885	2.810	336	162	131	38.226
Commercial Deposits	1.511.996	1.558.716	1.513.873	106.808	2.747	1.217	4.695.357
Other Institutions Deposits	918.281	321.351	918.106	74.950	18.651	2.985	2.254.324
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	153.252	903.202	872.381	10.124	1.005	-	1.939.964
The CBRT	-	-	-	-	-	-	-
Domestic Banks	6.388	751.520	1.005	-	1.005	-	759.918
Foreign Banks	38.104	151.682	871.376	10.124	-	-	1.071.286
Special Finance Institutions	108.760	-	-	-	-	-	108.760
Other	-	-	-	-	-	-	-
Total	**7.186.613**	**10.665.516**	**21.106.750**	**2.422.330**	**1.088.702**	**1.164.710**	**43.634.621**

1(ii). Prior Period - 31 December 2006:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.097.074	2.251.669	7.857.535	1.836.270	189.012	46.386	13.277.946
Foreign Currency Deposits	2.983.175	1.912.917	7.774.189	1.703.149	1.159.359	689.886	16.222.675
Residents in Turkey	2.541.083	1.621.862	7.403.073	1.497.466	803.208	296.531	14.163.223
Residents Abroad	442.092	291.055	371.116	205.683	356.151	393.355	2.059.452
Public Sector Deposits	27.802	253	1.498	194	88	186	30.021
Commercial Deposits	1.327.289	693.878	1.099.894	17.865	3.582	2.294	3.144.802
Other Institutions Deposits	660.627	78.366	465.876	140.683	158.706	29.666	1.533.924
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	105.899	407.544	1.138.213	86.577	8.183	2.937	1.749.353
The CBRT	-	-	-	-	-	-	-
Domestic Banks	1.157	395.529	1.008	1.008	1.008	-	399.710
Foreign Banks	29.861	12.015	1.137.205	85.569	7.175	2.937	1.274.762
Special Finance Institutions	74.881	-	-	-	-	-	74.881
Other	-	-	-	-	-	-	-
Total	**6.201.866**	**5.344.627**	**18.337.205**	**3.784.738**	**1.518.930**	**771.355**	**35.958.721**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
Saving Deposits	7.444.209	6.124.525	9.137.379	7.152.193
Foreign Currency Saving Deposits	5.607.892	5.629.505	8.155.009	7.342.540
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

2(ii). Saving deposits of real persons which are not under the guarantee of saving deposit insurance fund:

	Current Period 31 December 2007	Prior Period 31 December 2006
Foreign Branches' Deposits and other accounts	-	-
Saving Deposits and Other Accounts of Controlling Shareholders and Deposits of their Mother, Father, Spouse, Children in care	-	-
Saving Deposits and Other Accounts of President and Members of Board of Directors, CEO and Vice Presidents and Deposits of their Mother, Father, Spouse, Children in care	590.183	259.210
Saving Deposits and Other Accounts in Scope of the Property Holdings Derived from Crime Defined in Article 282 of Turkish Criminal Law No:5237 dated 26.09.2004	-	-
Saving Deposits in Deposit Bank Which Established in Turkey in Order to Engage in Off-shore Banking Activities Solely	2.522	1.228

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on trading derivative financial liabilities:

Table of negative differences for trading derivative financial liabilities:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	4.999	638	16.756	4.304
Swap Transactions	49.117	43.060	-	44.125
Futures Transactions	2.724	272	-	-
Options	-	4.781	-	-
Other	-	-	-	-
Total	**56.840**	**48.751**	**16.756**	**48.429**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	159.083	186.196	158.642	126.863
From Foreign Banks, Institutions and Funds	15.644	9.130.198	-	9.653.289
Total	**174.727**	**9.316.394**	**158.642**	**9.780.152**

2. Information on maturity structure of borrowings:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Short-term	153.591	3.673.158	122.464	3.573.421
Medium and Long-Term	21.136	5.643.236	36.178	6.206.731
Total	**174.727**	**9.316.394**	**158.642**	**9.780.152**

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

d. Information on other foreign liabilities:

Other foreign liabilities amount to YTL1.487.317 (31 December 2006: YTL472.710) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

e. Information on provisions:

1. Information on general provisions:

	Current Period 31 December 2007	Prior Period 31 December 2006
General Provisions	**293.625**	**193.378**
Provisions for Group I. Loans and Receivables	240.718	151.741
Provisions for Group II. Loans and Receivables	12.406	5.198
Provisions for Non-Cash Loans	28.049	11.593
Other	12.452	24.846

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2.030,19 in full YTL amount (31 December 2006: YTL1.857,44) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 31 December 2007	Prior Period 31 December 2006
Discount Rate (%)	5,71	5,71
Rate for the Probability of Retirement (%)	0,92	0,93

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.087,92 (1 January 2007: YTL1.960,69) effective from 1 January 2008 has been taken into consideration in calculating the reserve for employee termination benefits.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

Movements in the reserve for employment termination benefits during the period are as follows:

	Current Period 31 December 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	37.503	43.657
Provisions Recognized During the Period	11.605	13.095
Paid During the Period	(10.707)	(19.249)
Balance at the End of the Period.	38.401	37.503

As of 31 December 2007, the Bank has accounted a provision for unused vacation rights amounting to YTL24.982 (31 December 2006: YTL17.548).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

   As of 31 December 2007, the provision related to foreign currency difference of foreign indexed loans amounts to YTL46.879 (31 December 2006: YTL8.478).

4. Information on specific provisions for non-cash loans that are non-funded and non-transformed into cash:

   Provision for non-cash loans that are non-funded and non-transformed into cash as of 31 December 2007 is amounting to 41.017 YTL (31 December 2006: 21.921 YTL).

5. Information on other provisions:

   5 (i). Information on general provisions for possible risks: None

   5 (ii). Information on provisions for banking services promotion:

   The Group has provisions for credit cards and banking services promotion applications amounting to YTL84.352 (31 December 2006: YTL76.211).

f. Explanations on tax liability:

1. Explanations on current tax liability:

   Tax calculations of the Group are explained in Note XVIII of Section Three. As of 31 December 2007, the tax liability after the deduction of temporary taxes paid is YTL173.093 (31 December 2006: YTL100.845).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

1(i). Information on taxes payable:

	Current Period 31 December 2007	Prior Period 31 December 2006
Corporate Taxes Payable	173.093	100.845
Taxation on Marketable Securities	67.849	53.245
Property Tax	444	494
Banking Insurance Transaction Tax (BITT)	33.714	31.489
Foreign Exchange Transaction Tax	1.558	2.115
Value Added Tax Payable	1.437	1.179
Other	14.339	14.300
Total	**292.434**	**203.667**

1(ii). Information on premium payables:

	Current Period 31 December 2007	Prior Period 31 December 2006
Social Security Premiums - Employee	105	194
Social Security Premiums - Employer	189	226
Bank Social Aid Pension Fund Premium- Employee	7	7
Bank Social Aid Pension Fund Premium - Employer	165	167
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	375	306
Unemployment Insurance - Owner	713	613
Other	-	-
Total	**1.554**	**1.513**

2. Information on deferred tax liability:

As of 31 December 2007, the deferred tax liability of the Group amounts to YTL39.744 (31 December 2006: YTL43.749).

g. Information on shareholders' equity:

1. Presentation of paid-in capital:

	Current Period 31 December 2007	Prior Period 31 December 2006
Common Stock	3.000.000	2.200.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	3.000.000	5.000.000

3. Information on the share capital increases during the period and their sources:

Date of Capital Increase	Amount of Capital Increase	Cash	Profit Reserves Subject to Increase	Capital Reserves Subject to Increase
7 March 2007	200.000	200.000	-	-
25 June 2007	600.000	-	296.002	303.998

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

4. Information on share capital increases from capital reserves during the current period:

Marketable Securities Value Increase Fund	Revaluation of Property and Equipment and Intangible Fixed Assets	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)	Other
-	7.995	-	296.003

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

h. Information on marketable securities value increase fund:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	4.956	-	5.675	-
Valuation Difference	202.323	(26.270)	(152.110)	17.427
Foreign Currency Differences	-	-	-	-
Total	**207.279**	**(26.270)**	**(146.435)**	**17.427**

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as "Available-for-sale financial assets".

i. Information on minority interest:

	Current Period 31 December 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	102.070	112.218
Other Shareholders' Net Dividend	(231)	4.396
Prior Period Dividend	(2.462)	(16.027)
Net Foreign Currency Difference From Subsidiaries Abroad	-	14.014
Effect of Changes in Consolidation Scope	(99.138)	(12.531)
Current Period End Balance	239	102.070

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT:

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Short-term Loans	2.826.881	135.098	2.094.128	138.402
Medium and Long-term Loans	1.725.406	588.184	1.347.158	448.725
Interest on Loans Under Follow-Up	42.823	400	20.825	156
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total(*)	**4.595.110**	**723.682**	**3.462.111**	**587.283**

(*) Fee and commission income from cash loans is included.

2. Information on interest income on banks:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
From the CBRT	161.718	10.990	129.331	7.126
From Domestic Banks	8.524	99	4.204	2.844
From Foreign Banks	501	111.130	201	102.998
Headquarters and Branches Abroad	-	-	-	-
Total	**170.743**	**122.219**	**133.736**	**112.968**

3. Information on interest income on marketable securities:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
From Trading Financial Assets	61.691	330.721	106.856	446.630
From Financial Assets at Fair Value through Profit or Loss	-	-	-	-
From Available-for-sale Financial Assets	2.337.244	299.140	1.644.653	248.548
From Held-to-Maturity Investments	-	-	21.873	12.849
Total	**2.398.935**	**629.861**	**1.773.382**	**708.027**

4. Information on interest income received from associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 31 December 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Banks	41.590	531.927	26.163	491.072
The CBRT	-	-	-	-
Domestic Banks	41.181	1.797	24.142	3.214
Foreign Banks	409	530.130	2.021	486.567
Headquarters and Branches Abroad	-	-	-	1.291
Other Institutions	-	-	-	-
Total(*)	**41.590**	**531.927**	**26.163**	**491.072**

(*) Fee and commission income from cash loans is included.

2. Information on interest expense given to associates and subsidiaries:

	Current Period 31 December 2007	Prior Period 31 December 2006
To Associates and Subsidiaries	1.855	-

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	1 Year and Over	
YTL							
Bank Deposits	-	171.682	91.764	2.013	112	-	**265.571**
Saving Deposits	107	545.688	1.684.755	133.165	22.644	7.085	**2.393.444**
Public Sector Deposits	14	208	284	31	10	26	**573**
Commercial Deposits	5.908	170.889	279.882	3.497	7.241	269	**467.686**
Other Deposits	504	40.033	155.623	19.433	2.046	7.153	**224.792**
Total	6.533	928.500	2.212.308	158.139	32.053	14.533	**3.352.066**
FC							
Foreign Currency Deposits	13.017	105.657	396.252	77.399	40.146	48.446	**680.917**
Bank Deposits	-	2.540	2.839	200	237	138	**5.954**
Gold Vault	-	-	-	-	-	-	**-**
Total	13.017	108.197	399.091	77.599	40.383	48.584	**686.871**
Grand Total	**19.550**	**1.036.697**	**2.611.399**	**235.738**	**72.436**	**63.117**	**4.038.937**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

c. Explanations on dividend income:

	Current Period 31 December 2007	Prior Period 31 December 2006
From Trading Financial Assets	3	15
From Financial Assets at Fair Value Through Profit or Loss	-	-
From Available-for-Sale Financial Assets	2.660	1.156
Other (*)	8.833	8.000
Total	**11.496**	**9.171**

(*) Discloses the dividend income received from non consolidated investments in associates and subsidiaries.

d. Information on trading loss/income (Net):

	Current Period 31 December 2007	Prior Period 31 December 2006
Profit	**9.662.726**	**10.815.335**
Income from Capital Market Transactions	239.800	375.830
From Derivative Financial Transactions	183.770	139.762
Other	56.030	236.068
Foreign Exchange Gains	9.422.926	10.439.505
Loss (-)	**9.512.100**	**10.744.882**
Loss from Capital Market Transactions	255.717	223.982
From Derivative Financial Transactions	243.513	143.790
Other	12.204	80.192
Foreign Exchange Loss	9.256.383	10.520.900

e. Explanations on other operating income:

Following the communication of the Boğaziçi Corporate Tax Office on 22 May 2007, it was certain that a portion amounting to YTL270.001 of the amount related to lawsuits in 2001, 2002 and 2003 of the contingent assets explained in detail in Note IV.c-2 of Section Five, could be offset against various tax liabilities and was to be considered a receivable of the Bank; and the related amount was booked under "Other operating income".

On the other hand, as explained in Note III.g of Section Five, since a dispute arising from a tax inspection at the Bank was concluded against the Bank by the Court of First Instance, the Bank paid a total amount of YTL57.782 consisting of the tax, late payment interest, and fine, and recorded this amount to "Other Operating Expenses".

Consequently, the impact of these items mentioned above, which are not essentially operating income or operating expense, but was recorded in these accounts as per the Standart Chart of Accounts is YTL212.219 on the profit before tax..

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

f. Provision expenses related to loans and other receivables of the Bank:

	Current Period 31 December 2007	Prior Period 31 December 2006
Specific Provisions for Loans and Other Receivables	625.132	374.457
III. Group Loans and Receivables	525.153	361.306
IV. Group Loans and Receivables	83.628	7.238
Group Loans and Receivables	16.351	5.913
General Provision Expenses	100.594	62.041
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value through Profit or Loss	-	-
Available-for-sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held-to-maturity Investments:	-	-
Other	10.222	2.209
Total	**735.948**	**438.707**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

g. Information related to other operating expenses:

	Current Period 31 December 2007	Prior Period 31 December 2006
Personnel Expenses	650.003	582.373
Reserve for Employee Termination Benefits	898	-
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	94.958	97.241
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	12.004	9.668
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	726.551	740.505
Leasing Expenses	35.643	31.895
Maintenance Expenses	21.808	47.093
Advertisement Expenses	105.953	120.167
Other Expenses	563.147	541.350
Loss on Sales of Assets	78	626
Other	288.180	218.766
Total	**1.772.672**	**1.649.179**

The tax base, late payment interest and fine in a total amount of YTL57.782 paid due to a dispute arising from a tax inspection at the Bank which was concluded against the Bank by the Court of First Instance has been booked under the "Other" item in the table above.

h. Profit/Loss of minority interest:

	Current Period 31 December 2007	Prior Period 31 December 2006
Profit/Loss of Minority Interest:	(231)	4.396

i. Information on tax provision for ongoing and discontinued operations:

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 31 December 2007, the Group has a current tax expense of YTL504.897 and deferred tax income of YTL20.311.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL10.712 and deferred tax expense is YTL3.634; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL13.233 and YTL(-) respectively. The Group has YTL20.311 net deferred tax income.

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS:

a. Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments:

YTL457.507 asset purchase commitments (31 December 2006: YTL313.729), YTL6.001.065 commitment for credit card limits (31 December 2006: YTL5.505.475) and YTL1.737.614 commitments for cheque books (31 December 2006: YTL1.599.262).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letter of credits:

	Current Period 31 December 2007	Prior Period 31 December 2006
Bank Acceptance Loans	46.857	60.814
Letters of Credit	1.176.932	779.301
Other Commitments and Contingencies	177.362	91.815
Total	**1.401.151**	**931.930**

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 31 December 2007	Prior Period 31 December 2006
Revocable Letters of Guarantee	158.327	144.358
Irrevocable Letters of Guarantee	2.525.041	2.330.632
Letters of Guarantee Given in Advance	409.563	187.801
Guarantees Given to Customs	244.313	187.124
Other Letters of Guarantee	441.489	147.099
Total	**3.778.733**	**2.997.014**

3(i). Total amount of non-cash loans:

	Current Period 31 December 2007	Prior Period 31 December 2006
Non-cash Loans Given against Cash Loans	106.217	73.816
With Original Maturity of 1 Year or Less Than 1 Year	87.722	58.644
With Original Maturity of More Than 1 Year	18.495	15.172
Other Non-cash Loans	5.073.667	3.855.128
Total	**5.179.884**	**3.928.944**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

	Current Period 31 December 2007				Prior Period 31 December 2006			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	17.600	0,65	2.652	0,10	19.702	0,93	773	0,04
Farming and Raising Livestock	4.606	0,17	2.381	0,09	4.905	0,23	14	0,00
Forestry	12.935	0,48	271	0,01	14.728	0,70	759	0,04
Fishing	59	0,00	-	-	69	0,00	-	-
Manufacturing	834.286	31,23	1.300.641	51,86	733.901	34,81	905.079	49,71
Mining	11.170	0,42	3.586	0,14	9.033	0,43	3.836	0,21
Production	786.350	29,43	1.141.951	45,54	701.090	33,25	777.100	42,68
Electric, Gas and Water	36.766	1,38	155.104	6,18	23.778	1,13	124.143	6,82
Construction	133.924	5,01	137.331	5,48	73.891	3,50	42.929	2,36
Services	1.493.118	55,87	744.307	29,68	1.133.254	53,75	462.308	25,40
Wholesale and Retail Trade	1.043.283	39,04	205.791	8,21	888.606	42,15	215.298	11,83
Hotel, Food and Beverage Services	17.116	0,64	1.400	0,06	24.939	1,18	6.135	0,34
Transportation and Telecommunication	66.272	2,48	34.057	1,36	46.055	2,18	29.593	1,63
Financial Institutions	318.627	11,92	493.077	19,66	106.736	5,06	203.987	11,20
Real Estate and Leasing Services	366	0,01	29	0,00	554	0,03	-	-
Self-Employment Services	6.692	0,25	2.080	0,08	14.293	0,68	2.114	0,12
Education Services	4.263	0,16	53	0,00	13.345	0,63	382	0,02
Health and Social Services	36.499	1,37	7.820	0,31	38.726	1,84	4.799	0,26
Other	193.117	7,24	322.908	12,88	147.621	7,01	409.486	22,49
Total	**2.672.045**	**100,00**	**2.507.839**	**100,00**	**2.108.369**	**100,00**	**1.820.575**	**100,00**

3(iii). Information on the non-cash loans classified in Group I and Group II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	**2.600.217**	**2.505.150**	**71.828**	**2.689**
Letters of Guarantee	2.445.461	1.260.104	71.091	2.077
Bank Acceptances	15	46.842	-	-
Letters of Credit	16	1.176.624	-	292
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	154.725	21.580	737	320

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

b. Information on derivative transactions:

	Current Period 31 December 2007	Prior Period 31 December 2006
Types of Trading Transactions		
Foreign Currency Related Derivative Transactions (I)	6.380.850	8.241.275
FC Trading Forward Transactions	506.208	1.469.692
Trading Swap Transactions	4.983.667	6.372.269
Futures Transactions	53.681	74.013
Trading Option Transactions	837.294	325.301
Interest Related Derivative Transactions (II)	8.579.136	5.627.384
Forward Interest Rate Agreements	-	-
Interest Rate Swaps	8.579.136	5.627.384
Interest Rate Options	-	-
Interest Rate Futures	-	-
Other Trading Derivative Transactions (III)	25.212	30.925
A. Total Trading Derivative Transactions (I+II+III)	14.985.198	13.899.584
Types of Hedging Transactions		
Fair Value Hedges	-	-
Cash Flow Hedges	-	-
Foreign Currency Investment Hedges	-	-
B. Total Hedging Related Derivatives	-	-
Total Derivative Transactions (A+B)	**14.985.198**	**13.899.584**

As explained in Note IV of Section Three, certain derivative transaction while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in TAS 39, and are therefore treated as derivatives held for trading.

c. Explanations on contingent assets and liabilities:

1. Contingent Liabilities:

The Group has accounted a provision amounting to YTL35.651 (31 December 2006: YTL21.768) for the contingent liabilities with a high probability of realization.

2. Contingent Assets:

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. As explained in Part Five, with the communication by Ministry of Finance of the decision that YTL270.001 can be offset against various tax debts of the Bank, it is recognized in the financial statements. The total amount of receivables of the Bank is YTL754.303 in accordance with the

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

lawsuits filed by the Bank. The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686.411, which arose from YTL484.942 of 2002, and YTL201.469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision. The appeal process for the lawsuit related to the year 2001 and revision of decision process for the year 2002 are still in progress.

With reference to the lawsuit in the amount of YTL67.892 related to the year 2003, the ruling of the court of first instance following the overruling decision of the Council of State in favor of the Bank is being awaited.

However, the Bank is continuing the talks with the Ministry for the collection or offsetting against various tax liabilities, for the portion in excess of YTL270.001, which was accepted by the Ministry and recorded as income.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY

a. Information on inflation adjustment differences on shareholders' equity:

Inflation accounting applicable for the banking sector has been terminated as of 1 January 2005, based on the BRSA decision No. 1623 taken on 21 April 2005, in accordance with the decree published by the BRSA on 28 April 2005.

According to this decree, the "Inflation adjustment difference on paid-in capital" amounting to YTL2.401.893 accumulated until 31 December 2005 has been transferred to "Other Capital Reserves" account. Inflation adjustment differences related to other equity items are presented in the respective accounts.

b. Information on change in the shareholder structure of the Bank:

The Parent Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities at 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11,67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

c. Information on distribution of profit:

The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2007. In the Ordinary General Assembly, it was resolved to distribute a YTL660.495 cash dividend over the YTL1.600.192 net income from 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL7.995 to capital reserves, to allocate YTL931.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL2.500.000 to YTL5.000.000. The new capital ceiling of the Bank was announced in the Turkish Trade Registry Gazette No.6782 dated 6 April 2007.

d. Information on capital increase:

The Parent Bank increased its full paid in capital by YTL600.000 from YTL2.400.000 to YTL3.000.000 within the registered capital ceiling of YTL5.000.000. YTL296.002 of this increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by the inflation adjustment difference which is in other equity reserves, and 25% bonus shares were distributed to shareholders on behalf of the Central Registry Agency ("CRA"). The capital of the Bank was registered with the Istanbul Trade Registry Office on 25 June 2007, and announced in the Turkish Trade Registry Gazette No.6841 dated 29 June 2007.

V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY (CONTINUED):

e. Information on to foreign exchange difference

Within the financial statements of the Group's subsidiaries founded abroad, balance sheet items are translated into Turkish Lira with the foreign exchange rates prevailing at the balance sheet date, and income statements items are translated into Turkish Lira with the average foreign exchange rates. Related foreign exchange differences are accounted in the shareholders' equity under "Other profit reserves."

f. Information on available-for-sale financial assets:

"Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are not recognized in current year income statements; they are recognized in the "Marketable securities value increase fund" account under equity, until the financial assets are sold, disposed or impaired

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS:

a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

   Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash equivalents".

   1(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 December 2007	Prior Period 31 December 2006
Cash	**2.121.379**	**1.079.724**
Cash, Foreign Currency and Other	532.703	403.702
Demand Deposits in Banks	1.588.676	676.022
Cash Equivalents	**2.501.316**	**2.647.980**
Interbank Money Market Placements	9	402.515
Time Deposits in Banks	2.499.270	2.242.465
Marketable Securities	2.037	3.000
Total Cash and Cash Equivalents	**4.622.695**	**3.727.704**

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

   1(ii). Cash and cash equivalents at the end of period:

	Current Period 31 December 2007	Prior Period 31 December 2006
Cash	**1.793.500**	**2.121.379**
Cash, Foreign Currency and Other	515.781	532.703
Demand Deposits in Banks	1.277.719	1.588.676
Cash Equivalents	**728.196**	**2.501.316**
Interbank Money Market Placements	2.547	9
Time Deposits in Banks	712.034	2.499.270
Marketable Securities	13.615	2.037
Total Cash and Cash Equivalents	**2.521.696**	**4.622.695**

VI. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED):

b. Explanation about other cash flows items and the effect of changes in foreign exchange rates on cash and cash equivalents:

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to (-) YTL846.034 (31 December 2006: (-) YTL815.528) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL1.074.706 (31 December 2006: YTL188.981) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected in net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP:

a. Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 31 December 2007:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	733.456	358.675	6	3.238
Balance at the End of the Period	-	241	934.432	483.693	1.078	3.237
Interest and Commission Income Received	-	15	85.303	15.937	927	5

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

2. Prior Period - 31 December 2006:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	790.935	374.629	34.245	7.274
Balance at the End of the Period	-	-	733.456	358.675	6	3.238
Interest and Commission Income Received	-	-	65.389	10.607	4.118	13

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

3. Information on deposits of the Group's risk group:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
Deposit	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	9.035	8.113	722.059	1.046.487	154.200	101.185
Balance at the End of the Period	13.541	9.035	1.050.463	722.059	168.531	154.200
Interest on Deposits	1.855	-	91.869	63.367	28.702	22.668

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships)		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006	Current Period 31 December 2007	Prior Period 31 December 2006
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	-	-	224.377	113.093	-	-
Balance at the End of the Period	-	-	151.126	224.377	-	-
Total Income/Loss(**)	-	-	(843)	(339)	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss	-	-	-	-	-	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 31 December 2007, the net exposure for direct and indirect shareholders of the Group is YTL(-)131 (31 December 2006: YTL11.029).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 31 December 2007, benefits provided to the Parent Bank's key management amount to YTL10.438 (31 December 2006: YTL9.010).

VIII. EXPLANATIONS AND NOTES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE PARENT BANK

	Number	Number of Employees			
Domestic Branch	715	13.503			
			Country of Incorporation		
Foreign Representation Office	-	-	-		
				Total Assets	Statutory Share Capital
Foreign Branch	-	-	-	-	-
Off-shore Banking Region Branches	1	10	1- Malta	11.353.941	-
			2-		
			3-		

IX. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

At the meeting of the Board of Directors on 25 January 2008, the Ordinary General Assembly Meeting of the Parent Bank for the year 2007 has been decided to be realized on 28 March 2008.

SECTION SIX

OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN

EXPLANATIONS ON INDEPENDENT AUDIT REPORT

I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT

The consolidated financial statements for the period ended 31 December 2007 have been audited by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's report dated 15 February 2008 is presented prior to the consolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.

END